                                                  Filed Pursuant to Rule 424(b)1
                                                  Registration Number 333-35035



                                3,000,000 SHARES

                            [SECURITYDYNAMICS LOGO]
                                  COMMON STOCK
                               ------------------

     Of the 3,000,000 shares of Common Stock offered hereby, 1,176,000 shares are being sold by Security Dynamics Technologies, Inc. (the "Company") and 1,824,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Common Stock is traded on the Nasdaq National Market under the symbol "SDTI." On October 15, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $39.50 per share. See "Price Range of Common Stock and Dividend Policy."

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                   PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                                     TO          DISCOUNTS AND           TO             SELLING
                                   PUBLIC         COMMISSIONS        COMPANY(1)       STOCKHOLDERS
-----------------------------------------------------------------------------------------------------
Per Share....................       $39.50           $1.86             $37.64            $37.64
-----------------------------------------------------------------------------------------------------
Total(2).....................    $118,500,000      $5,580,000       $44,264,640       $68,655,360
=====================================================================================================

(1) Before deducting estimated expenses of $450,000, all of which will be payable by the Company.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $136,275,000, $6,417,000, $61,202,640 and $68,655,360, respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about October 21, 1997.

                               ------------------

BT ALEX. BROWN
                         BANCAMERICA ROBERTSON STEPHENS
                                                                 COWEN & COMPANY

                THE DATE OF THIS PROSPECTUS IS OCTOBER 16, 1997.

 Security Dynamics' products, including the Company's SecurID Card shown below, are used to authenticate the identity of users accessing enterprise networks.

[Narrative description of graphic material omitted in electronically filed document:

Photograph of an open laptop computer with the right hand of the operator entering on the keyboard a PASSCODE that has been generated by a SecurID Card held in the left hand of the operator.]

     Each of the Company's SecurID Cards automatically generates a unique sequence of pseudo-random codes at set intervals, typically every 60 seconds. To log-in, a user is prompted to enter both a personal identification number and the code which appears on the user's SercurID Card at that time.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     SecurityDynamics, SecurID and ACE/Server are registered trademarks, and ACE/Agent, PASSCODE, Enterprise Security Services, RSA SecurPC, SoftID, WebID and PINPAD are trademarks, of Security Dynamics Technologies, Inc. RC2 and RC4 are registered trademarks, and BSAFE, JSAFE, TIPEM, BCERT, S/PAY, SecureONE, S/MAIL and RC5 are trademarks, of RSA Data Security, Inc. BoKS is a trademark of DynaSoft AB. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Supplemental Consolidated Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) gives effect to the Company's two-for-one splits of its Common Stock in the form of stock dividends, which became effective as of October 30, 1995 and November 15, 1996, and (ii) assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. As used in this Prospectus, the term "the Company" refers to Security Dynamics Technologies, Inc. ("SDI") and its subsidiaries, including without limitation RSA Data Security, Inc. ("RSA") and DynaSoft AB ("DynaSoft"), unless the context otherwise requires.

                                  THE COMPANY

     The Company is the leading provider of enterprise network and data security solutions. The Company's products help organizations conduct business securely, protect corporate information assets and facilitate business-to-business and business-to-consumer electronic commerce. Historically, the Company has delivered security solutions that provide secure remote access to corporate networks. Through its Enterprise Security Services ("ESS") framework, partnerships and acquisitions, the Company intends to expand its addressable market by delivering solutions that provide secure access to information wherever it resides in an enterprise.

     The Company has built its business through the development and delivery of security solutions, partnerships with leading industry vendors and acquisitions of companies delivering complementary technologies and products. In July 1996, the Company acquired RSA, a leading provider of cryptographic technology, and in July 1997, the Company acquired DynaSoft, a leading security company providing solutions for secure access to information. Through the combination of SDI, RSA and DynaSoft, the Company believes that it is well positioned to take advantage of the range of opportunities in the market for enterprise network security products.

     The Company's products include: (i) its remote access security solution, including SecurID "tokens" and ACE/Server software, which authenticates the identity of users accessing networked or stand-alone computer resources, (ii) RSA encryption products used to implement cryptographic data security applications for assuring the confidentiality and integrity of users' data and
(iii) the BoKS product family, which provides a broad range of security solutions for accessing applications and information.

     SDI is a world leader in user identification and authentication, having sold more than two million SecurID tokens to over 2,000 customers worldwide. SDI's customers include Fortune 500 companies and financial institutions as well as academic institutions, research laboratories, hospitals and federal, state and foreign government organizations. SDI's products are sold or licensed primarily through its direct sales force, which is supported by a number of strategic marketing relationships, as well as through value added resellers ("VARs") and dealers. A significant portion of the Company's revenue has historically been attributable to follow-on sales to existing customers, either to support additional users or platforms or to replace SecurID tokens at the expiration of their programmed lives.

     Through its wholly owned subsidiary, RSA, the Company also develops, markets and supports cryptographic data security products and related consulting services. RSA is the leading brand name for cryptography, with millions of copies of RSA encryption and data authentication technologies installed and in use worldwide. RSA's encryption security software components ("encryption engines") and other software products are used to implement cryptographic data security applica-

-------------------------------------------------------------------------------
tions targeted at secure electronic commerce, secure electronic mail, communications privacy, client/server data security, smart cards and other key information technologies. RSA licenses its encryption engine products to original equipment manufacturers ("OEMs"), which incorporate RSA encryption technology into their products, and also licenses its products directly to certain customers that incorporate RSA products and technologies into their business, financial and electronic commerce networks. RSA's encryption technology is embedded in current versions of Microsoft Corporation ("Microsoft") Windows NT, Netscape Communications Corporation ("Netscape") Navigator, Quicken by Intuit, Inc. ("Intuit"), Lotus Development Corporation ("Lotus") Notes and numerous other products. RSA technologies are part of existing and proposed standards for the Internet and World Wide Web, CCITT, ISO, ANSI and IEEE.

     DynaSoft is a leading provider of security solutions for protecting access to corporate information and applications. Based in Stockholm, Sweden, DynaSoft offers a broad range of security solutions through its flagship product family, BoKS, and sells through direct and indirect distribution channels, as well as through its recent licensing agreements with Sun Microsystems, Inc. ("Sun Microsystems") and Hewlett-Packard Company ("Hewlett-Packard"). The Company plans to integrate the technologies, products and staff of SDI and DynaSoft, rather than operate DynaSoft as a separate division.

                            ACQUISITION OF DYNASOFT

     On July 15, 1997, the Company acquired DynaSoft by issuing or reserving for issuance approximately 2.7 million shares of Common Stock in exchange for approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft. The Company also paid approximately $6.0 million in cash to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options. After the release of financial statements that include the date of consummation of the DynaSoft acquisition (the "DynaSoft Acquisition"), the DynaSoft Acquisition will be accounted for as a pooling of interests in the Company's historical consolidated financial statements. All financial information in this Prospectus has been restated to include the results of DynaSoft for all periods presented.

                                  THE OFFERING

Common Stock offered by the Company.............................  1,176,000 shares
Common Stock offered by the Selling Stockholders................  1,824,000 shares
Common Stock to be outstanding after the offering...............  39,046,907 shares(1)
Use of proceeds.................................................  General corporate purposes
Nasdaq National Market symbol...................................  SDTI

---------------
(1) Based on the number of shares of Common Stock outstanding as of September 30, 1997. Excludes an aggregate of 5,630,028 shares of Common Stock issuable upon the exercise of outstanding options as of September 30, 1997.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
              SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                   JUNE 30,
                             -----------------------------------------------   -----------------
                              1992      1993      1994      1995      1996      1996      1997
                             -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS
  DATA:
Revenue....................  $12,574   $16,590   $23,866   $49,412   $83,817   $36,111   $61,374
Income from operations.....      820     2,352     2,416     8,914     8,296     6,242    13,202
Income before extraordinary
  item and cumulative
  effect of change in
  accounting(2)............      753     1,607     1,228     7,450    13,175     5,454    10,076
Net income.................  $ 1,160   $ 2,171   $ 1,228   $ 7,450   $13,175   $ 5,454   $10,076
Per share data(3):
  Income before cumulative
     effect of change in
     accounting............            $  0.06   $  0.05   $  0.22   $  0.34   $  0.14   $  0.26
  Net income...............            $  0.09   $  0.05   $  0.22   $  0.34   $  0.14   $  0.26
Weighted average number of
  common and common
  equivalent shares
  outstanding(3)...........             25,015    25,231    34,115    38,877    38,398    39,418

                                                                          JUNE 30, 1997
                                                                   ---------------------------
                                                                    ACTUAL      AS ADJUSTED(4)
                                                                   --------     --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.................  $110,753        $154,568
Working capital..................................................   119,658         163,473
Total assets.....................................................   157,068         200,883
Stockholders' equity(5)..........................................   134,539         178,354

---------------
(1) On July 15, 1997, the Company acquired DynaSoft in exchange for approximately 2.7 million shares of Common Stock and approximately $6.0 million in cash. After the release of financial statements that include the date of consummation of the DynaSoft Acquisition, the DynaSoft Acquisition will be accounted for as a pooling of interests in the Company's historical consolidated financial statements. All financial information in this Prospectus has been restated to include the results of DynaSoft for all periods presented. See Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.

(2) Effective January 1, 1993, the Company adopted, prospectively, the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

(3) Per share and share data for periods prior to 1995 are presented on a pro forma basis. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

(4) Adjusted to give effect to the sale by the Company of 1,176,000 shares of Common Stock offered hereby after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

(5) Excludes DynaSoft Acquisition expenses and cash payments to certain stockholders of DynaSoft recognized during the quarter ended September 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.
                            ------------------------

     The Company was organized as a Massachusetts corporation in 1984 and reincorporated in Delaware in 1986. The Company's principal office is located at 20 Crosby Drive, Bedford, Massachusetts 01730 and its telephone number is (781) 687-7000.
-------------------------------------------------------------------------------

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those indicated by such forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

     Dependence on Principal Products. The Company currently derives substantially all of its revenue from sales of its enterprise network and data security products, the licensing of encryption engines and the provision of related services, and existing and new versions of such products are expected to continue to represent a high percentage of the Company's revenue for the foreseeable future. As a result, any factor adversely affecting sales of these products and services, or any factor impeding or delaying the Company's ability to diversify its product offerings to lessen its dependency on those products, would have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Products."

     Risks Associated with Enterprise Network and Data Security Market. The rapid development of enterprise-wide and remote computing as well as increased use of the Internet, intranets and extranets has enhanced the ability of users to access proprietary information and resources and has in recent years increased demand for enterprise network and data security products. Declines in demand for the Company's products, whether as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     A well-publicized actual or perceived breach of enterprise network or data security could trigger a heightened awareness of computer abuse, resulting in an increased demand for security products such as those offered by the Company. Similarly, an actual or perceived breach of enterprise network or data security at one of the Company's customers, regardless of whether such breach is attributable to the Company's products, could adversely affect the market's perception of the Company and the Company's financial condition or results of operations. In addition, although the effectiveness of the Company's identification and authentication products is not dependent upon the secrecy of its proprietary algorithm, the public disclosure or "breaking" of this algorithm could result in a perception of breached security which could have an adverse effect on the Company's financial condition or results of operations.

     In February 1997, the Company announced ESS, a framework designed to deliver enterprise-wide security solutions to businesses. As part of the ESS framework, the Company intends to introduce products and form partnerships that are expected to enable delivery of security services such as certificate management, key management and privilege management. There can be no assurance, however, that the certificate management, key management and privilege management technologies under consideration by the Company will be adopted by the marketplace, that the Company will find appropriate partners for developing and marketing its products or that the Company will successfully market any products developed as part of the ESS framework. See "Business -- Security Dynamics Solution."

     Technological Change and New Products. The market for security products, especially in the Internet, intranet and extranet markets, is characterized by rapidly changing technology, emerging and evolving industry standards, new product introductions, relatively short product life cycles and rapid and constant changes in customer requirements and preferences. To the extent that specific methods other than those employed by the Company are adopted as standards for implementing enterprise network and data security, sales of the Company's existing and planned products in those market segments may be adversely impacted, which could have a material adverse effect on the Company's financial condition or results of operations. The Company's future success will depend in part upon its customers' and end users' demand for enterprise network and data security products and upon the Company's ability, on a timely and cost-effective basis, to enhance its existing products and to introduce new products with features that meet changing customer requirements and with competitive prices. There can be no assurance that the Company will be successful in doing so. Delays in product enhancement and development or the failure of the Company's new products or enhancements to gain market acceptance would have a material adverse effect on the Company's financial condition and results of operations. Despite testing, new products may be affected by quality, reliability or security failure problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders and a decline in the Company's competitive position.

     Software products may also contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software licensed by the Company from third parties and incorporated into the Company's products. Errors, bugs or viruses may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software or loss of data. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's financial condition or results of operations.

     Potential Fluctuations in Quarterly Performance; Seasonality. The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or enhancement of products by the Company or its competitors, the sizes, timing and shipment of individual orders, market acceptance of new products, seasonality of revenue, customer order deferrals in anticipation of new products, changes in the Company's operating expenses, personnel changes, foreign currency exchange rates, mix of products sold, changes in product pricing, development of the Company's direct and indirect distribution channels and general economic conditions. There can be no assurance that the Company will be able to grow or sustain its profitability on a quarterly basis. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed, a small variation in the time of recognition of revenue can cause significant variations in operating results from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Supplemental Quarterly Operating Results."

     The Company has experienced, and may experience in the future, significant seasonality in its business, and the Company's financial condition or results of operations may be affected by such trends in the future. Revenue has historically increased at higher rates in the last quarter of the year and at lower rates in the next succeeding quarter. The Company believes that revenue tends to increase at higher rates in the last quarter due to the Company's quota-based compensation plans, year-end budgetary pressures on the Company's customers and the tendency of certain of the Company's customers to implement changes in enterprise network or data security prior to the end of the calendar year. In addition, revenue tends to increase at lower rates in the summer months, particularly in Europe, when businesses defer purchase decisions.

     Risks Relating to Cryptographic Technology. Any significant advance in techniques for attacking cryptographic systems could render some or all of RSA's existing products obsolete or unmarketable. RSA's cryptographic systems depend in part on the application of certain mathematical principles. The security afforded by RSA's encryption products is predicated on the assumption that the "factoring" of the composite of large prime numbers is difficult. Should an "easy factoring method" be developed, then the security afforded by RSA's encryption products would be reduced or eliminated. There can be no assurance that such a development will not occur. Moreover, even if no breakthroughs in factoring are discovered, factoring problems can theoretically be solved by a computer system significantly faster and more powerful than those presently available. If such improved techniques for attacking cryptographic systems are ever developed, it could have a material adverse impact on the Company's business or results of operations.

     Management of Growth. The Company is currently experiencing a period of rapid growth that could place a significant strain on its management and other resources. A component of the Company's business strategy is to seek the acquisition of businesses, products and technologies that complement or augment the Company's existing businesses, products and technologies. Acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financings, may result in dilution to the Company's stockholders. There can be no assurance that the Company will be able to operate acquired businesses profitably or otherwise implement its growth strategy successfully. The successful combination of companies in a rapidly changing high technology industry may be more difficult to accomplish than in other industries. The Company's ability to manage its growth and integrate any newly acquired entities will require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the quality of the Company's products, its ability to identify, hire and retain key personnel and its results of operations could be materially and adversely affected.

     Challenges of DynaSoft Integration. On July 15, 1997, the Company acquired DynaSoft, a leading provider of security solutions for protecting access to corporate information and applications. Achieving the anticipated benefits of the DynaSoft Acquisition will depend in part upon whether the integration of DynaSoft's business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and results of operations of the Company.

     The Company recognized approximately $7.0 million of expenses during the third quarter of 1997, the quarter in which the DynaSoft Acquisition was consummated, to reflect direct transaction costs, primarily for investment banking, legal and accounting fees, and costs associated with combining the operations of the two companies. Additional unanticipated expenses may be incurred relating to the integration of the businesses of the Company and DynaSoft, including the integration of certain product lines and distribution and administrative functions.

     Dependence on Proprietary Technology. The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of patent, trade secret, copyright and trademark laws, software licenses, nondisclosure agreements and technical measures to establish and protect its proprietary technology. The Company generally enters into confidentiality and/or license agreements with its employees, distributors and strategic partners as well as with its customers and potential customers seeking proprietary information, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of its technology.

     The Company's 15 issued U.S. patents expire at various dates ranging from 2005 to 2016. Upon expiration of the Company's patents, competitors may develop and sell products based on technologies similar or equivalent to those currently covered by the Company's patents. In addition, a patent developed at the Massachusetts Institute of Technology ("MIT") (U.S. Patent No. 4,405,829) and licensed to RSA (the "RSA/MIT Patent"), the claims of which cover significant elements of RSA's products, will expire on September 20, 2000, which may enable competitors to thereafter market competing products which previously would have infringed the RSA/MIT Patent. In addition, two U.S. Patents (Nos. 4,200,770 and 4,218,582) covering encryption technology developed by Stanford University (the "Stanford Patents"), which have been licensed to RSA, expired in 1997. As a result of the expiration of the Stanford Patents, competitors may develop and sell products based on technologies covered by such patents, including products that may be positioned as competitive with products covered by the RSA/MIT Patent, thereby adversely impacting sales of RSA's products. There can be no assurance that any patent owned or held by the Company or its licensors will not be invalidated, circumvented, challenged or terminated, that any of the Company's pending or future patent applications will be within the scope of claims sought by the Company, if at all, or that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technologies or duplicate the Company's technologies. In addition, the laws of certain countries in which the Company's products are or may be developed or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property adequately could have a material adverse effect on its financial condition and results of operations.

     The Company has from time to time received correspondence alleging that its products may infringe patents held by third parties. The Company is not presently aware of any claims that its products infringe third-party rights, and the Company believes that its products and other proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. The encryption industry is highly litigious, and RSA is and has been involved in litigation relating to its intellectual property rights and those of its competitors. See "Business -- Proprietary Rights." Any litigation, whether or not resolved in favor of the Company, could result in significant expense to the Company and could divert management and other resources. In the event of an adverse ruling in any litigation involving intellectual property, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology and may suffer significant monetary damages, which could include treble damages. There can be no assurance that under such circumstances a license would be available to the Company on reasonable terms or at all. In the event of a successful claim against the Company and the Company's failure to develop or license a substitute technology on commercially reasonable terms, the Company's financial condition and results of operations would be materially adversely affected.

     Dependence on Suppliers and Third-Party Manufacturers. Although the Company generally uses standard parts and components for its products, certain components are currently available only from a single source or from limited sources. For example, the microprocessor chips contained in the Company's SecurID tokens are currently purchased only from Sanyo Electric Co., Ltd. ("Sanyo"), a Japanese computer chip manufacturer, the lithium batteries contained in the Company's SecurID tokens are purchased from one supplier located in the United States, Gould Electronics ("Gould"), and the Company's SecurID Key Fob is manufactured only by Pemstar, Inc. ("Pemstar"), an assembly subcontractor located in the United States. The inability to obtain sufficient manufactured goods or sole or limited source components as required, or to obtain or develop alternative sources at competitive prices and quality if and as required in the future, could result in delays in product shipments or increase the Company's material costs, either of which would adversely affect the Company's financial condition or results of operations. See "Business -- Manufacturing and Suppliers."

     The relational database management software contained in the Company's ACE/Server software is licensed by the Company from Progress Software Corporation ("Progress Software"). The Company relies on Progress Software for ongoing maintenance and support for such licensed software.

     Need to Establish and Maintain Strategic Relationships. A significant business strategy of the Company is to enter into strategic marketing alliances or other similar collaborative relationships. There can be no assurance that the Company's existing strategic relationships will be commercially successful, that the Company will be able to negotiate additional strategic relationships, that such additional relationships will be available to the Company on acceptable terms or that any such relationships, if established, will be commercially successful. In addition, there can be no assurance that parties with whom the Company has established strategic relationships will not pursue alternative technologies or develop alternative products in addition to or in lieu of the Company's products either on their own or in collaboration with others, including the Company's competitors. The Company's financial condition or results of operations may also be affected by the success of its collaborators in marketing any successfully developed products. See "Business -- Security Dynamics Strategy," "-- Products" and "-- Sales and Marketing."

     Competition. The market for enterprise network and data security products is highly competitive and subject to rapid change. The Company believes that the principal competitive factors affecting the market for enterprise network and data security products include technical features, ease of use, quality/reliability, level of security, customer service and support, distribution channels and price. The Company's competitors and potential competitors include organizations that provide or may seek to provide enterprise network and data security products based upon approaches similar to and different from those employed by the Company, and could in the future include operating system or network suppliers not currently offering competitive enterprise-wide security products. There can be no assurance that the market for enterprise network and data security products will not ultimately be dominated by approaches other than the approach marketed by the Company. See
"Business -- Industry Background" and "-- Competition."

     Certain of the Company's potential competitors have significantly greater financial, marketing, technical and other competitive resources than the Company. As a result, they may be able to leverage an installed customer base and/or other existing or future enterprise-wide products, adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than can the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines. Any reduction in gross margins resulting from competitive factors could have a material adverse effect on the Company's financial condition or results of operations. Although the Company believes it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has strategic relationships, to increase the ability of their products to address the security needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, the financial condition and results of operations of the Company would be materially adversely affected. See "Business -- Competition."

     Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel. See "Management."

     Risks Associated with International Sales. Sales outside the United States accounted for approximately 27.3%, 24.2%, 28.9% and 31.5% of the Company's revenue in the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. While the Company believes its current products are designed to meet the regulatory standards of foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on the Company's financial condition or results of operations. In addition, the Company's international business may be subject to a variety of risks, including delays in establishing international distribution channels, difficulties in collecting international accounts receivable, and increased costs associated with maintaining international marketing efforts. The Company's direct sales in Canada, the United Kingdom, France, Germany, Norway, Sweden and Japan are denominated in the local currency, and the Company is subject to the risks associated with fluctuations in currency exchange rates. A decrease in the value of any of these foreign currencies relative to the U.S. dollar could affect the profitability in U.S. dollars of the Company's products sold in these markets. In addition, the Company is subject to the usual risks of doing business abroad, including increases in duty rates, the introduction of non-tariff barriers and difficulties in enforcement of intellectual property rights.

     Industry Regulation. All of the Company's products are subject to export controls under U.S. law and applicable foreign government restrictions. The Company believes it has obtained necessary export approvals for the export of the products it currently exports. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time, or that the Company will be able to obtain necessary regulatory approvals for the export of future products. The inability of the Company to obtain required approvals under these regulations could adversely affect the ability of the Company to make international sales.

     Exports of RSA's encryption products, or third-party products bundled with the encryption technology of RSA, are expected to continue to be restricted by the U.S. and various foreign governments. All cryptographic products require export licenses from either the U.S. State Department, acting under the authority of the International Traffic in Arms Regulation, or the U.S. Commerce Department, acting under the authority of the Export Administration Regulations. Regulations issued by these departments define cryptographic devices, including software, as both defense articles and dual-use commodities. The U.S. government generally limits the export of software with encryption capabilities to mass marketed software with limited key sizes, which significantly constrains the security effectiveness of RSA products available for export. As a result, RSA may be at a disadvantage in competing for international sales compared to companies located outside the United States that are not subject to such restrictions.

     The Director of the U.S. Federal Bureau of Investigation has recently asked Congress to enact legislation that would require manufacturers of encryption products to incorporate key escrow and recovery capabilities into their products for both domestic and international use, thereby allowing law enforcement officials to gain access to decryption keys for the purposes of decoding messages relating to illegal activities, subject to constitutional due process safeguards. There can be no assurance that this or other similar measures will not in the future become law in the United States or other countries, and the Company cannot predict what effect any such law would have on its domestic or international competitive position or on its results of operations.

     Third-Party Claims. Customers rely on the Company's information security products for critical electronic security applications. Failure of the Company's products to work as designed could result in tort or warranty claims. Although the Company attempts to reduce the risk of losses resulting from such claims through warranty disclaimers and liability limitation clauses in its sales agreements, there can be no assurance that such measures will be effective in limiting the Company's liability. Any liability for damages resulting from any such failure could be substantial and could have a material adverse effect on the Company's business and results of operations.

     Possible Volatility of Share Price. The market price of the Company's Common Stock, which is traded on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, announcements of technological innovations or new products by the Company or its competitors, patent or proprietary rights developments and market conditions for computer industry stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock. The trading prices of many high technology companies' stocks are at or near their historical highs and reflect price/earnings ratios substantially above historical norms. There can be no assurance that the trading price of the Common Stock will remain at or near its current level. See "Price Range of Common Stock and Dividend Policy."

     Dividends. No cash dividends have been paid on the Common Stock to date and the Company does not anticipate paying cash dividends in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

     Unallocated Net Proceeds. The Company has not as yet identified specific uses for the net proceeds to be received by it from this offering, and, pending such uses, the Company expects that it will invest such net proceeds in short-term, investment grade, interest-bearing instruments. The Company will have discretion over the use and investment of such proceeds. See "Use of Proceeds."

     Antitakeover Provisions. The Company's Third Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. These provisions, and other provisions of the Restated Certificate of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of shares of Common Stock offered by the Company hereby are estimated to be approximately $43,815,000 ($60,753,000 if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

     The Company expects to use the net proceeds from this offering for general corporate purposes. The Company has not as yet identified specific uses for such proceeds and will have discretion over their use and investment. See "Risk Factors -- Unallocated Net Proceeds."

     The Company intends to seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may also be used for such acquisitions. The Company is continuing to identify and prioritize additional security technologies which it may wish to develop, either internally or through the licensing or acquisition of products from third parties. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurances that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has been trading on the Nasdaq National Market under the symbol "SDTI" since the Company's initial public offering on December 14, 1994. The following table sets forth for the fiscal periods indicated the high and low sales prices per share of Common Stock (as adjusted for stock splits) as reported on the Nasdaq National Market.

                                                                    HIGH       LOW
                                                                   ------     ------
        1995
             First Quarter.......................................  $ 9.44     $ 4.41
             Second Quarter......................................   11.56       7.75
             Third Quarter.......................................   12.44       8.81
             Fourth Quarter......................................   29.13      11.44

        1996
             First Quarter.......................................  $33.75     $21.25
             Second Quarter......................................   54.50      23.13
             Third Quarter.......................................   48.38      25.63
             Fourth Quarter......................................   43.50      29.75

        1997
             First Quarter.......................................  $39.25     $21.00
             Second Quarter......................................   38.25      22.75
             Third Quarter.......................................   44.38      32.63
             Fourth Quarter (through October 15, 1997)...........   41.25      34.44

     On October 15, 1997, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $39.50 per share. As of October 15, 1997, there were 322 stockholders of record of the Company's Common Stock.

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997 (i) on an actual basis (after giving effect to the DynaSoft Acquisition) and (ii) as adjusted to reflect the issuance and sale by the Company of 1,176,000 shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with the Company's Supplemental Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                           JUNE 30, 1997
                                                                       ---------------------
                                                                                       AS
                                                                        ACTUAL      ADJUSTED
                                                                       --------     --------
                                                                          (IN THOUSANDS,
                                                                        EXCEPT SHARE DATA)
Stockholders' equity(1):
Common stock, $.01 par value; 80,000,000 shares authorized;
  37,903,380 shares issued and outstanding (actual); 39,079,380
  shares issued and outstanding (as adjusted)(2).....................  $    379     $    391
Additional paid-in capital...........................................   104,607      148,410
Retained earnings....................................................    27,761       27,761
Deferred stock compensation..........................................      (141)        (141)
Treasury stock, at cost, 509 shares..................................        --           --
Cumulative translation adjustment....................................      (194)        (194)
Unrealized gain on marketable securities, net........................     2,127        2,127
                                                                       --------     --------
          Total stockholders' equity.................................   134,539      178,354
                                                                       --------     --------
          Total capitalization.......................................  $134,539     $178,354
                                                                       ========     ========

---------------

(1) Excludes DynaSoft Acquisition expenses and cash payments to certain stockholders of DynaSoft recognized during the quarter ended September 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.

(2) Excludes an aggregate of 4,855,852 shares of Common Stock reserved for issuance upon the exercise of options outstanding as of June 30, 1997 and an aggregate of 51,530 shares of Common Stock reserved for issuance upon the exercise of options granted to DynaSoft optionholders in connection with the DynaSoft Acquisition. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

     The following selected supplemental consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Supplemental Consolidated Financial Statements included elsewhere in this Prospectus, and with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, which reports are incorporated by reference in this Prospectus.

                                                                                         SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                   JUNE 30,
                                       -----------------------------------------------   -----------------
                                        1992      1993      1994      1995      1996      1996      1997
                                       -------   -------   -------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..............................  $12,574   $16,590   $23,866   $49,412   $83,817   $36,111   $61,374
Cost of revenue......................    2,987     3,707     4,837     8,920    18,207     7,451    13,147
                                       -------   -------   -------   -------   -------   -------   -------
  Gross profit.......................    9,587    12,883    19,029    40,492    65,610    28,660    48,227
Costs and expenses:
  Research and development...........    2,658     2,817     4,314     6,292    12,382     5,533     8,646
  Purchased research and
    development......................       --        --        --       648     1,000        --        --
  Marketing and selling..............    4,437     5,506     8,931    14,263    24,429    10,824    18,770
  General and administrative.........    1,672     2,208     3,368    10,375    13,403     6,061     7,609
  Merger expenses....................       --        --        --        --     6,100        --        --
                                       -------   -------   -------   -------   -------   -------   -------
         Total.......................    8,767    10,531    16,613    31,578    57,314    22,418    35,025
                                       -------   -------   -------   -------   -------   -------   -------
Income from operations...............      820     2,352     2,416     8,914     8,296     6,242    13,202
Interest income and other............      185        90       166     1,843     5,004     2,500     2,717
Gain on sale of marketable securities
  and other income (expense).........      253        73        99        62    10,872      (141)      197
                                       -------   -------   -------   -------   -------   -------   -------
Income before provision for income
  taxes, extraordinary item and
  cumulative effect of change in
  accounting.........................    1,258     2,515     2,681    10,819    24,172     8,601    16,116
Provision for income taxes(1)........      505       908     1,453     3,369    10,997     3,147     6,040
                                       -------   -------   -------   -------   -------   -------   -------
Income before extraordinary item and
  cumulative effect of change in
  accounting(1)......................      753     1,607     1,228     7,450    13,175     5,454    10,076
Extraordinary item...................      407        --        --        --        --        --        --
Cumulative effect of change in
  accounting(1)......................       --       564        --        --        --        --        --
                                       -------   -------   -------   -------   -------   -------   -------
Net income...........................  $ 1,160   $ 2,171   $ 1,228   $ 7,450   $13,175   $ 5,454   $10,076
                                       =======   =======   =======   =======   =======   =======   =======
Per share data(2):
  Income before cumulative effect of
    change in accounting.............            $  0.06   $  0.05   $  0.22   $  0.34   $  0.14   $  0.26
  Cumulative effect of change in
    accounting.......................               0.03        --        --        --        --        --
                                                 -------   -------   -------   -------   -------   -------
  Net income.........................            $  0.09   $  0.05   $  0.22   $  0.34   $  0.14   $  0.26
                                                 =======   =======   =======   =======   =======   =======
Weighted average number of common and
  common equivalent shares
  outstanding(2).....................             25,015    25,231    34,115    38,877    38,398    39,418
                                                 =======   =======   =======   =======   =======   =======

                                                               DECEMBER 31,                      JUNE 30,
                                             -------------------------------------------------   --------
                                              1992      1993      1994       1995       1996       1997
                                             -------   -------   -------   --------   --------   --------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities...............................  $ 3,894   $ 3,860   $27,828   $112,367   $106,495   $110,753
Working capital............................    4,791     6,070    29,007    104,349    109,202    119,658
Total assets...............................    9,109    11,511    37,691    128,659    145,975    157,068
Redeemable convertible preferred stock.....    9,016     8,527        --         --         --         --
Stockholders' equity (deficiency)..........   (2,796)   (2,001)   29,660    109,026    124,178    134,539

---------------

(1) Effective January 1, 1993, the Company adopted, prospectively, the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

(2) Per share and share data for years prior to 1995 are presented on a pro forma basis. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is the leading provider of enterprise network and data security solutions. The Company was founded in 1984, began shipping its SecurID tokens and Access Control Module ("ACM") hardware products in 1986, and introduced its first ACM software products for minicomputers and mainframe computers in 1988. Prior to 1986, the Company was primarily engaged in research and development activities. In December 1991, the Company introduced its ACE/Server software products for enterprise information protection using client/server architecture. The Company believes that its growth has historically been driven by the emergence of local and wide area networks and a corresponding increase in users with direct access to core enterprise systems and confidential data. The Company also believes that the number of users with such direct access is increasing because of the growth of the Internet and corporate intranets and extranets.

     On July 26, 1996, the Company completed a merger with RSA (the "RSA Merger") and on July 15, 1997, the Company completed the DynaSoft Acquisition. The RSA Merger has been accounted for as a pooling of interests and, after the release of financial statements that include the date of consummation of the DynaSoft Acquisition, the DynaSoft Acquisition will be accounted for as a pooling of interests in the Company's historical consolidated financial statements. All financial information included in the discussion which follows has been restated to include the results of RSA and DynaSoft for all periods presented. See the Company's Supplemental Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

     RSA, located in Redwood City, California, is a recognized leader in cryptography and develops, markets and supports cryptographic data security products and provides cryptographic consulting services. Products are licensed to OEMs that incorporate the technology into their products. Developer toolkits and other products are used to implement cryptographic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

     DynaSoft is based in Stockholm, Sweden and offers a range of software security solutions, including secure single sign-on solutions, through its BoKS product family. DynaSoft markets its products worldwide through subsidiaries and also through OEM licensing agreements with Sun Microsystems, Hewlett-Packard and other companies.

     The Company's revenue is derived primarily from sales of SecurID tokens; licensing of ACE/Server, BoKS and SecurPC software; licensing of BSAFE, TIPEM, BCERT, S/PAY and S/MAIL encryption engines; licensing of patents; and revenues from maintenance and professional services. Historically, the Company's growth has been attributable to sales to new customers as well as to existing customers. Sales to existing customers include sales of SecurID tokens and ACE/Server software for use by different branches or divisions, sales of replacement tokens (which are programmed at the request of the customer to operate for a fixed period of up to four years) and sales of additional tokens for use by vendors, suppliers, customers and clients of the Company's customers. Sales to existing ACE/Server and BoKS customers are typically associated with an increase in the number of users authorized under a license, and the sales of additional functionality that can be added to the customer installation. ACE/Server and BoKS software license fee prices are typically based on the number of users authorized under a license. Sales to existing customers also include revenue associated with amendments to encryption engine and patent licensing agreements, usually in order to accommodate licensing of new software or technology to the customer, to increase the field of use rights of the customer, or both. Encryption engine software licensing terms vary by product, and are typically composed of both initial fees plus ongoing royalties paid as a percentage of the OEM's product or service revenues. Sales of ACM hardware and software products have been decreasing relative to sales of ACE/Server software for several years due to increased emphasis by the Company on sales to customers with larger security needs better met by client/server software solutions such as ACE/Server software. The Company believes that this trend will continue.

     The Company's direct sales to customers in countries outside of the United States are denominated in the local currency. As a result, fluctuations in currency exchange rates could affect the profitability in U.S. dollars of the Company's products sold in these markets. See Note 9 of Notes to the Company's Supplemental Consolidated Financial Statements.

     The Company's cost of revenue consists primarily of costs associated with the manufacture and delivery of SecurID tokens and hardware products. The Company utilizes assembly contractors for most manufacturing. Cost of revenue also includes royalty fees incurred on the sale of ACE/Server software, royalty fees payable on the licensing of patent technology and royalties payable under certain OEM agreements. Cost of revenue includes customer support costs and production costs, which include labor costs associated with the programming of SecurID tokens, inspection and quality control functions and shipping costs. In the future, gross profit may be affected by several factors, including changes in product mix and distribution channels, price reductions (resulting from volume discounts or otherwise), competition, increases in the cost of revenue (including any software license fees or royalties payable by the Company) and other factors.

     Operating expenses are incurred for research and development, marketing and selling and general and administrative activities. Research and development expenses consist primarily of personnel costs as well as fees for development services provided by consultants. From time to time the Company has also purchased, and expensed, research and development technology. Marketing and selling expenses consist primarily of salaries, commissions and travel expenses of direct sales and marketing personnel and marketing program expenses. General and administrative expenses consist primarily of personnel costs for administration, finance, human resources, general management and legal and accounting fees.

     Interest and other income consists primarily of interest earned on the Company's cash balances and marketable securities.

     The Company has been profitable for each of the years in the seven-year period ended December 31, 1996 and for the six months ended June 30, 1997.

RECENT OPERATING RESULTS

     On October 14, 1997, the Company announced its financial results for the three and nine months ended September 30, 1997. Total revenue increased 64.9% in the three months ended September 30, 1997 to $34.8 million from $21.1 million in the three months ended September 30, 1996. Net income for the three months ended September 30, 1997 was $2.3 million, or $0.06 per share, compared to a net loss of $(0.2) million, or $0.00 per share, for the same period in 1996. The average number of common equivalent shares outstanding for the three months ended September 30, 1997 and 1996 was 39.7 million and 39.2 million, respectively.

     Total revenue increased 67.9% in the nine months ended September 30, 1997 to $96.2 million from $57.3 million in the nine months ended September 30, 1996. Net income for the nine months ended September 30, 1997 was $12.4 million, or $.31 per share, compared to $5.3 million, or $0.14 per share, for the same period in 1996. The average number of common equivalent shares outstanding for the nine months ended September 30, 1997 and 1996 was 39.5 million and 38.7 million, respectively.

     Net income for the three months ended September 30, 1997 included expenses incurred in connection with the DynaSoft Acquisition of $7.0 million, gains on sales of marketable securities of $4.4 million and purchased research and development expense of $3.2 million. Net loss for the three months ended September 30, 1996 included expenses incurred in connection with the RSA Merger of $6.1 million and gains on sales of marketable securities of $4.6 million. Excluding the effects of these transactions, net income and net income per share were $5.9 million and $0.15, respectively, for the three months ended September 30, 1997 and $2.8 million and $0.07, respec-tively, for the three months ended September 30, 1996. Excluding the effects of these transactions, net income and net income per share were $15.9 million and $0.40, respectively, for the nine months ended September 30, 1997 and $8.4 million and $0.22, respectively, for the nine months ended September 30, 1996.

RESULTS OF OPERATIONS

     The following table sets forth certain supplemental consolidated financial data as a percentage of revenue for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997:

                                                                                  SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                  -------------------------     ---------------
                                                  1994      1995      1996      1996      1997
                                                  -----     -----     -----     -----     -----
Revenue.........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenue.................................   20.3      18.1      21.7      20.6      21.4
                                                  -----     -----     -----     -----     -----
  Gross profit..................................   79.7      81.9      78.3      79.4      78.6
Costs and expenses:
  Research and development......................   18.1      12.7      14.8      15.3      14.1
  Purchased research and development............     --       1.3       1.2        --        --
  Marketing and selling.........................   37.4      28.9      29.1      30.0      30.6
  General and administrative....................   14.1      21.0      16.0      16.8      12.4
  Merger expenses...............................     --        --       7.3        --        --
                                                  -----     -----     -----     -----     -----
     Total......................................   69.6      63.9      68.4      62.1      57.1
                                                  -----     -----     -----     -----     -----
Income from operations..........................   10.1      18.0       9.9      17.3      21.5
Interest income and other.......................    0.7       3.7       5.9       6.9       4.4
Gain on sale of marketable securities and other
  income (expense)..............................    0.4       0.2      13.0      (0.4)      0.3
                                                  -----     -----     -----     -----     -----
Income before provision for income taxes........   11.2      21.9      28.8      23.8      26.2
Provision for income taxes......................    6.1       6.8      13.1       8.7       9.8
                                                  -----     -----     -----     -----     -----
Net income......................................    5.1%     15.1%     15.7%     15.1%     16.4%
                                                  =====     =====     =====     =====     =====

  Six Months Ended June 30, 1997 Compared With Six Months Ended June 30, 1996

     Revenue. Total revenue increased 70.0% in the first six months of 1997 to $61.4 million from $36.1 million in the first six months of 1996. This increase in revenue reflected increases in unit sales of all of the Company's products, except ACM/400 and ACM/1600 hardware products. During the first six months of 1997, approximately 42% of the increase in revenue was attributable to increased sales of SecurID tokens, approximately 26% of the increase was attributable to increased sales of encryption engine licenses and approximately 17% of the increase was attributable to increased sales of ACE/Server software licenses. The balance of the increase in revenue primarily resulted from sales of BoKS software licenses, patent licenses and maintenance revenue, offset by decreased hardware revenue. The Company believes that the overall increase in sales was attributable in part to growth of the information security market, with increased use of the Internet and corporate intranets and extranets continuing to play significant roles in developing new opportunities for the Company.

     International revenue (excluding Canada) increased 83.0% in the first six months of 1997 to $15.7 million from $8.6 million in the first six months of 1996. International revenue accounted for 25.6% and 23.7% of total revenue in the first six months of 1997 and 1996, respectively. The increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

     Cost of Revenue and Gross Profit. The Company's gross profit increased 68.3% in the first six months of 1997 to $48.2 million, from $28.7 million in the first six months of 1996, and remained relatively constant as a percentage of revenue at 78.6% in 1997 compared to 79.4% in 1996. Approximately 40% of the increase in gross profit during the first six months of 1997 was attributable to increased unit sales of SecurID tokens, approximately 30% to increased licensing sales of encryption engine technology, approximately 19% to increased licensing sales of ACE/Server software and approximately 4% to sales of BoKS software products. In addition, gross profit increased due to increased patent licensing sales, royalties and maintenance revenue, offset by reduced sales of ACM/400 and ACM/1600 hardware products.

     Research and Development. Research and development expenses increased 56.3% in the first six months of 1997 to $8.6 million from $5.5 million in the first six months of 1996. Research and development expenses decreased as a percentage of revenue in the first six months of 1997 to 14.1% from 15.3% in the first six months of 1996. During the first six months of 1997, approximately 82% of the increase in research and development expenses resulted from an increase in payroll costs associated with the employment of additional staff. The remainder of the increase in research and development was attributable to purchases of computer equipment, resulting in higher depreciation charges, occupancy expenses and consulting expenses.

     Marketing and Selling. Marketing and selling expenses increased 73.4% in the first six months of 1997 to $18.8 million from $10.8 million in the first six months of 1996. Marketing and selling expenses increased as a percentage of revenue in the first six months of 1997 to 30.6% from 30.0% in the first six months of 1996. During the first six months of 1997, approximately 42% of the increase in marketing and selling expenses resulted from an increase in payroll costs associated with the employment of additional staff, approximately 11% of the increase was attributable to sales commissions on increased revenues, and approximately 16% of the increase resulted from increased travel expenses and marketing program expenses.

     General and Administrative. General and administrative expenses increased 25.5% in the first six months of 1997 to $7.6 million, from $6.1 million in the first six months of 1996, but decreased as a percentage of revenue to 12.4% in 1997 compared to 16.8% in 1996. The increase in general and administrative expenses was due to the employment of additional staff offset by reduced legal expenses. Legal expenses decreased approximately $1.3 million from the first six months of 1996 compared to the first six months of 1997 due to the settlement of certain of the Company's legal proceedings in 1996.

     Interest Income and Other. Interest income increased 8.7% in the first six months of 1997 to $2.7 million from $2.5 million in the first six months of 1996 due to interest earned on higher cash and marketable securities balances.

     Provision for Income Taxes. The provision for income taxes increased to $6.0 million during the first six months of 1997 from $3.1 million in the first six months of 1996 due to higher pre-tax income and a higher effective tax rate during the first six months of 1997. The Company's estimated effective tax rate increased to 37.5% in the first half of 1997 from 36.6% in the first half of 1996 due to higher tax rates associated with certain foreign income, which increased relative to domestic income.

     Net Income. As a result of the above factors, net income in the first six months of 1997 increased to $10.1 million, or 16.4% of revenue, from $5.5 million, or 15.1% of revenue, in the first six months of 1996.

  1996 Compared With 1995

     Revenue. Total revenue increased 69.6% in 1996 to $83.8 million from $49.4 million in 1995. This increase in revenue reflected increases in unit sales and licensed use of substantially all of the Company's products. Approximately 42%, 22% and 11% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, the increase in unit sales of ACE/Server software licenses and the issuance of additional encryption engine and patent licenses, respectively.

     International revenue (excluding Canada) increased 114.0% in 1996 to $19.7 million from $9.2 million in 1995 and accounted for 23.5% and 18.6% of total revenue in 1996 and 1995, respectively. This increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

     Cost of Revenue and Gross Profit. The Company's gross profit increased 62.0% in 1996 to $65.6 million, or 78.3% of revenue, from $40.5 million, or 81.9% of revenue, in 1995. Approximately 46% of the increase in gross profit was attributable to an increase in the unit sales and gross margin from the sale of SecurID tokens. Approximately 26% of the increase in gross profit was attributable to increased sales of ACE/Server software licenses. Approximately 9% of the increase in gross profit was attributable to increased sales of patent and encryption engine licenses. Overall, gross margins were lower due primarily to the higher royalty costs associated with the ACE/Server software and patent license products and additional investment in the Company's customer support infrastructure.

     In December 1994, the Company entered into an agreement with Progress Software, a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties, which are charged to cost of revenue, under the Progress Software agreement upon the commercial introduction of ACE/Server software version 2.0 in October 1995. These royalties have decreased gross margins.

     Research and Development. Research and development expenses increased 96.8% in 1996 to $12.4 million from $6.3 million in 1995, and increased as a percentage of revenue to 14.8% in 1996 from 12.7% in 1995. Approximately 54% of the increase in research and development expenses resulted from an increase in compensation costs associated primarily with the employment of additional staff. Approximately 15% of the increase in research and development expenses in 1996 was related to general overhead costs. Approximately 9% of the increase was attributable to increases in consulting services contracted to develop enhancements to the Company's ACE/Server software line.

     Purchased Research and Development. During the fourth quarter of 1996, the Company purchased, and recorded as purchased research and development expense, technology from Worldtalk Corporation for $1.0 million. The technology was incorporated into the Company's S/MAIL developer kit, a standards-based secure messaging solution for third-party software developers designed to provide a secure messaging infrastructure based on the S/MIME protocol.

     During 1995, the Company purchased, and recorded as purchased research and development expense, SecurADM technology for $0.6 million. The technology was incorporated into products designed to provide secure single sign-on capability in heterogeneous networked data processing environments.

     Marketing and Selling. Marketing and selling expenses increased 71.3% in 1996 to $24.4 million from $14.3 million in 1995, and increased as a percentage of revenue to 29.1% in 1996 from 28.9% in 1995. Approximately 36% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 16% of the increase in marketing and selling expenses was attributable to the increase in commissions on products sold by the Company's direct sales force. Approximately 15% of the increase in marketing and selling expenses was due to an increase in travel-related costs and marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns. Approximately 12% of the increase in marketing and selling expenses in 1996 was related to general overhead costs.

     During 1996, international sales expenses increased due to the continued development of the Company's sales offices in Europe and Asia.

     General and Administrative. General and administrative expenses increased 29.2% in 1996 to $13.4 million, or 16.0% of revenue, from $10.4 million, or 21.0% of revenue, in 1995. Approximately 29% of the increase was due to an increase in payroll and recruitment costs associated primarily with the growth in the Company's staff needed to support the continuing expansion of operations. Approximately 17% of the increase in general and administrative expense was from an increase in consulting and temporary administrative services. In addition, approximately 10% of the increase in general and administrative expenses consisted of moving costs incurred in relocating to the Company's new corporate offices.

     Merger Expenses. Merger expenses incurred in connection with the RSA Merger were $6.1 million in the third quarter of 1996. See Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.

     Interest Income and Other. Interest income increased to $5.0 million in 1996 from $1.8 million in 1995. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's follow-on public offering in November 1995.

     Gain on Sale of Marketable Securities. The Company realized a gain of approximately $11.0 million in 1996 on the sale of marketable securities.

     Provision for Income Taxes. The provision for income taxes increased to $11.0 million in 1996 from $3.4 million in 1995. This increase was primarily the result of higher pre-tax income during 1996. The Company's effective tax rate increased to 45.5% in 1996 from 31.1% in 1995. The increase in the effective tax rate was caused principally by the non-deductibility of certain RSA Merger expenses in the third quarter of 1996. For the year ended December 31, 1995, the valuation allowance was reduced by approximately $0.9 million, which resulted in a decrease in the provision for income taxes for 1995. See Notes 1 and 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

     Net Income. As a result of the above factors, net income in 1996 increased to $13.2 million, or 15.7% of revenue, from $7.5 million, or 15.1% of revenue, in 1995.

  1995 Compared With 1994

     Revenue. Total revenue increased 107.0% in 1995 to $49.4 million from $23.9 million in 1994. This increase in revenue reflected increases in unit sales of all of the Company's products except the ACM/1600 hardware product. Approximately 39%, 32% and 22% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, encryption engine and patent licenses and sales of ACE/Server software licenses, respectively, offset by a decrease in unit sales of ACM/1600 hardware products.

     International revenue (excluding Canada) increased 74.0% in 1995 to $9.2 million from $5.3 million in 1994 and accounted for 18.6% and 22.2% of total revenue in 1995 and 1994, respectively. This increase in international revenue was primarily attributable to expansion of the Company's direct sales force and increased market acceptance of the Company's products.

     Cost of Revenue and Gross Profit. The Company's gross profit increased 112.8% in 1995 to $40.5 million, or 81.9% of revenue, from $19.0 million, or 79.7% of revenue, in 1994. Approximately 36% of the increase in gross profit was attributable to an increase in the unit sales of SecurID tokens. Approximately 36% of the increase in gross profit was attributable to an increase in the number of patent and encryption engine licenses sold. Approximately 25% of the increase in gross profit was attributable to an increase in the number of ACE/Server software licenses sold. These factors, which contributed to an improvement in the gross margin in 1995, were partially offset by ongoing increases in production costs associated with quality management programs and continued increases in customer support costs in Europe.

     Research and Development. Research and development expenses increased 45.9% in 1995 to $6.3 million from $4.3 million in 1994, but decreased as a percentage of revenue to 12.7% in 1995 from 18.1% in 1994. Approximately 69% of the increase in research and development expenses resulted from an increase in payroll costs associated primarily with the employment of additional staff. Approximately 20% of the increase was attributable to increases in consulting expenses to develop enhancements to the Company's product lines, primarily the Company's ACE/Server software and encryption engine product lines.

     Purchased Research and Development. During 1995, the Company purchased, and recorded as purchased research and development expense, SecurADM technology for $0.6 million. The technology was incorporated into products designed to provide secure single sign-on capability in heterogeneous networked data processing environments.

     Marketing and Selling. Marketing and selling expenses increased 59.7% in 1995 to $14.3 million from $8.9 million in 1994, but decreased as a percentage of revenue to 28.9% in 1995 from 37.4% in 1994. Approximately 36% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 27% of the increase in marketing and selling expenses was attributable to the increase in commissions on products sold by the Company's direct sales force. Approximately 14% of the increase in marketing and selling expenses was due to an increase in marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns.

     During 1995, international sales expenses increased due to the continued development of the Company's United Kingdom, German, French and Swedish sales offices and the opening of the Company's office in Singapore.

     General and Administrative. General and administrative expenses increased 208.0% in 1995 to $10.4 million, or 21.0% of revenue, from $3.4 million, or 14.1% of revenue, in 1994. Approximately 52% of the increase in general and administrative expenses was attributable to increases in legal costs and also accounting and investor relations expenses resulting from the additional costs incurred in connection with being a public company. Approximately 29% of the increase was due to increases in executive compensation and to increased payroll expenses associated with the growth in the Company's staff to support increased operations.

     Interest Income and Other. Interest income increased to $1.8 million in 1995 from $0.2 million in 1994. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's initial public offering in December 1994 and its follow-on public offering in November 1995.

     Provision for Income Taxes. The provision for income taxes increased to $3.4 million in 1995 from $1.5 million in 1994. This increase was primarily the result of higher pre-tax income during 1995. The Company's effective tax rate decreased to 31.1% in 1995 from 54.2% in 1994. The decrease in the effective tax rate resulted primarily from the change in the recorded valuation allowance and a decrease in state taxes. For 1995, the valuation allowance was reduced by approximately $0.9 million and for 1994 the valuation allowance was increased by approximately $0.3 million. See Notes 1 and 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

     Net Income. As a result of the above factors, net income in 1995 increased to $7.5 million, or 15.1% of revenue, from $1.2 million, or 5.1% of revenue, in 1994.

SUPPLEMENTAL QUARTERLY OPERATING RESULTS

     The following table sets forth unaudited supplemental quarterly results of operations of the Company for each of the quarters in the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997. The Company believes that this information has been prepared on the same basis as the Company's audited Supplemental Consolidated Financial Statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, in accordance with generally accepted accounting principles, the quarterly information when read in conjunction with the Company's audited Supplemental Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of future results of operations.

                                                                 THREE MONTHS ENDED
                    -------------------------------------------------------------------------------------------------------------
                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                      1995       1995       1995        1995       1996       1996       1996        1996       1997       1997
                    --------   --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue............  $7,387    $11,698     $14,849    $15,478    $16,290    $19,821     $21,143    $26,563    $28,419    $32,955
Cost of revenue....   1,373      2,111       2,357      3,079      3,671      3,780       5,283      5,473      6,417      6,730
                     ------    -------     -------    -------    -------    -------     -------    -------    -------    -------
       Gross
        profit.....   6,014      9,587      12,492     12,399     12,619     16,041      15,860     21,090     22,002     26,225
Costs and expenses:
 Research and
   development.....   1,348      1,595       1,509      1,840      2,342      3,191       3,134      3,715      3,848      4,798
 Purchased research
   and
   development.....      --         --         648         --         --         --          --      1,000         --         --
 Marketing and
   selling.........   3,084      3,445       3,495      4,239      5,004      5,820       5,988      7,617      8,669     10,101
 General and
  administrative...   1,629      2,650       2,307      3,789      2,901      3,160       3,208      4,134      3,389      4,220
 Merger expenses...      --         --          --         --         --         --       6,100         --         --         --
                     ------    -------     -------    -------    -------    -------     -------    -------    -------    -------
       Total.......   6,061      7,690       7,959      9,868     10,247     12,171      18,430     16,466     15,906     19,119
                     ------    -------     -------    -------    -------    -------     -------    -------    -------    -------
Income (loss) from
 operations........     (47)     1,897       4,533      2,531      2,372      3,870      (2,570)     4,624      6,096      7,106
Interest income and
 other.............     396        447         379        621      1,274      1,226       1,119      1,385      1,271      1,446
Gain on sale of
 marketable
 securities and
 other income
 (expense).........      86       (157)         46         87          1       (142)      4,553      6,460        (25)       222
                     ------    -------     -------    -------    -------    -------     -------    -------    -------    -------
Income before
 provision for
 income taxes......     435      2,187       4,958      3,239      3,647      4,954       3,102     12,469      7,342      8,774
Provision for
 income taxes......     667      1,134         338      1,230      1,304      1,843       3,284      4,566      2,781      3,259
                     ------    -------     -------    -------    -------    -------     -------    -------    -------    -------
Net income
 (loss)............ $  (232)   $ 1,053    $  4,620    $ 2,009    $ 2,343    $ 3,111    $   (182)   $ 7,903    $ 4,561    $ 5,515
                     ======    =======     =======    =======    =======    =======     =======    =======    =======    =======
Net income (loss)
 per equivalent
 share............. $ (0.01)   $  0.03    $   0.14    $  0.06    $  0.06    $  0.08    $  (0.00)   $  0.20    $  0.12    $  0.14
                     ======    =======     =======    =======    =======    =======     =======    =======    =======    =======
Weighted average
 number of common
 and common
 equivalent shares
 outstanding.......  32,411     33,699      33,951     35,445     37,777     39,039      39,168     39,563     39,299     39,527
                     ======    =======     =======    =======    =======    =======     =======    =======    =======    =======

     The following table sets forth supplemental consolidated financial data as a percentage of revenue for each of the quarters in the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997.

                                                                 THREE MONTHS ENDED
                    -------------------------------------------------------------------------------------------------------------
                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                      1995       1995       1995        1995       1996       1996       1996        1996       1997       1997
                    --------   --------   ---------   --------   --------   --------   ---------   --------   --------   --------
Revenue............  100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%
Cost of revenue....    18.6       18.0       15.9        19.9       22.5       19.1       25.0        20.6       22.6       20.4
                        ---        ---        ---         ---        ---        ---        ---         ---        ---        ---
       Gross
        profit.....    81.4       82.0       84.1        80.1       77.5       80.9       75.0        79.4       77.4       79.6
Costs and expenses:
 Research and
   development.....    18.2       13.6       10.2        11.9       14.4       16.1       14.8        14.0       13.5       14.6
 Purchased research
   and
   development.....      --         --        4.4          --         --         --         --         3.8         --         --
 Marketing and
   selling.........    41.7       29.4       23.5        27.4       30.7       29.4       28.3        28.6       30.5       30.6
 General and
  administrative...    22.1       22.7       15.5        24.5       17.8       15.9       15.2        15.6       12.0       12.8
 Merger expenses...      --         --         --          --         --         --       28.9          --         --         --
                        ---        ---        ---         ---        ---        ---        ---         ---        ---        ---
       Total.......    82.0       65.7       53.6        63.8       62.9       61.4       87.2        62.0       56.0       58.0
                        ---        ---        ---         ---        ---        ---        ---         ---        ---        ---
Income (loss) from
 operations........    (0.6)      16.3       30.5        16.3       14.6       19.5      (12.2)       17.4       21.4       21.6
Interest income and
 other.............     5.4        3.8        2.6         4.0        7.8        6.2        5.3         5.2        4.5        4.4
Gain on sale of
 marketable
 securities and
 other income
 (expense).........     1.1       (1.3)       0.3         0.6         --       (0.7)      21.5        24.3       (0.1)       0.6
                        ---        ---        ---         ---        ---        ---        ---         ---        ---        ---
Income before
 provision for
 income taxes......     5.9       18.8       33.4        20.9       22.4       25.0       14.6        46.9       25.8       26.6
Provision for
 income taxes......     9.0        9.7        2.3         7.9        8.0        9.3       15.5        17.2        9.8        9.9
                        ---        ---        ---         ---        ---        ---        ---         ---        ---        ---
Net income
 (loss)............    (3.1)%     9.1%      31.1%       13.0%      14.4%      15.7%       (0.9)%     29.7%      16.0%      16.7%
                        ===        ===        ===         ===        ===        ===        ===         ===        ===        ===

     The Company's total revenue and operating results have varied substantially from quarter to quarter and should not be relied upon as an indication of future results. Quarterly revenue and operating results can be difficult to forecast because the Company's sales cycle can be relatively long and depends on factors such as the size and timing of individual transactions, changes in customer budget authorizations, the level of research and development expenditures and general economic conditions. The Company has historically allowed customers to place large order commitments to secure volume price discounts with deliveries specified at a later time, typically within a 12-month period. As a result, it is difficult to forecast when the customer will request delivery of these orders. Gross profit levels are affected by sales volume and mix, and gross margins are different for SecurID tokens, software licenses, patent licenses and maintenance and professional services.

     The Company's revenue has increased in each of the quarters in the period January 1, 1995 to June 30, 1997. Future revenue, however, may not increase on a quarterly basis or may not increase at the same rate in comparison to prior quarters. The Company has experienced, and expects to continue to experience, significant seasonality in its business, and the Company's financial condition or results of operations may be affected by such trends in the future. Revenue has historically increased at higher rates in the last quarter of the year and at lower rates in the next succeeding quarter. The Company believes that revenue tends to increase at higher rates in the last quarter due to the Company's quota-based compensation policies, year-end budgetary pressures on the Company's customers and the tendency of certain of the Company's customers to implement changes in enterprise network or data security prior to the end of the calendar year. In addition, revenue tends to increase at lower rates in the summer months, particularly in Europe, when businesses defer purchase decisions. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed, a small variation in the time of recognition of revenue can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, the Company had cash and marketable securities of $110.8 million and working capital of $119.7 million. The Company has historically funded its operations primarily from cash generated from its operating activities. During 1996 and 1997, the Company used the cash provided by operations principally for working capital needs and to finance certain costs in connection with the RSA Merger. The Company believes that working capital will be sufficient to meet its anticipated cash requirements through at least 1998.

     On July 15, 1997, the Company acquired approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft in exchange for approximately 2.7 million shares of the Company's Common Stock. The Company also paid approximately $6.0 million in cash to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options. The DynaSoft Acquisition costs recognized during the quarter ended September 30, 1997 were approximately $7.0 million. On July 26, 1996, a wholly owned subsidiary of the Company acquired RSA. The RSA Merger costs were approximately $6.1 million. The RSA Merger has been accounted for as a pooling of interests and, after the release of financial statements that include the date of consummation of the DynaSoft Acquisition, the DynaSoft Acquisition will be accounted for as a pooling of interests in the Company's historical consolidated financial statements. See Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.

     In December 1994, the Company sold 6,000,000 shares of Common Stock in its initial public offering, which generated $21.6 million of net cash proceeds to the Company. In January 1995, the Company sold 1,020,000 shares of Common Stock under the terms of an over-allotment option granted to the underwriters as part of the initial public offering, generating an additional $3.8 million in net cash proceeds. In November 1995, the Company sold an additional 3,120,000 shares of Common Stock in a follow-on offering, which generated $55.9 million of net cash proceeds to the Company.

     In October 1997, the Company purchased 175,285 Ordinary Shares of nCipher Corporation Limited ("nCipher") for an aggregate purchase price of $502,000. nCipher is a company organized under the laws of England and Wales that develops products designed to accelerate cryptographic processes in Internet security, electronic commerce and other applications. The Company's investment in nCipher represents a minority interest of less than 5% of nCipher's capitalization.

     In August 1997, the Company purchased 877,193 Series C Preferred Shares of Finjan Software Ltd. ("Finjan") for an aggregate purchase price of $1.0 million. Finjan is an Israeli software company organized to develop and market products for the Java Internet security market. The Company's investment in Finjan represents a minority interest of less than 5% of Finjan's capitalization.

     In December 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1.5 million. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's capitalization.

     On April 17, 1995 and February 20, 1996, the Company purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, of VeriSign, Inc. ("VeriSign") of Redwood City, California for an aggregate purchase price of $687,000. VeriSign was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. During 1995, RSA granted certain rights and privileges in certain technology to VeriSign in connection with VeriSign's incorporation and received 4,000,000 shares of VeriSign common stock. The Company's voting interest in VeriSign was approximately 44%, 24% and 24% at December 31, 1995 and 1996 and June 30, 1997, respectively.

     Two of the companies in which the Company has equity positions had initial public offerings in 1996. The Company now considers these investments to be available for sale marketable securities and the investment cost of $737,000 is classified with marketable securities at June 30, 1997. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

     The Company's capital expenditures for the first six months of 1997 were $4.0 million and were for additional leasehold improvements, office furniture and equipment, as well as computer equipment for product development, testing and support to accommodate the Company's continued growth. The Company generated $1.7 million of cash from the exercise of stock options and generated $1.4 million of cash from the sale of minority interests in RSA's Japan subsidiary in the first six months of 1997. The Company expended approximately $3.2 million for purchased research and development during the quarter ended September 30, 1997.

     In March 1996, the Company entered into a noncancelable operating lease expiring in 2006 for corporate executive offices in Bedford, Massachusetts. The Company commenced its tenancy in August 1996. The facility consists of approximately 75,000 square feet of office space, and the annual base rent for the first year is $956,000 increasing annually up to $1.2 million for years five through ten. In June 1997, the Company entered into a noncancelable operating lease expiring in 2006 for additional facilities in Bedford, Massachusetts. The Company commenced its tenancy in August 1997. The new facility consists of approximately 32,000 square feet of office space, and the annual base rent for the first four years is $599,000, increasing up to $662,000 for years five through ten.

     In September 1997, the Company announced its SecurMessage email security solution, which incorporates technology from Worldtalk Corporation ("Worldtalk") and VeriSign for securing already-deployed enterprise email and groupware applications. In connection therewith, in September 1997, the Company entered into an agreement with Worldtalk pursuant to which the Company paid to Worldtalk in October 1997 a one-time prepaid, nonrefundable license fee of $3.0 million in order to obtain favorable pricing.

     In November 1996, the Company amended its agreement with Progress Software for the right to use certain of its software to enhance the functionality of the Company's ACE/Server software. In order to obtain favorable pricing the Company pre-paid $1.5 million and $1.25 million during the first and fourth quarters of 1996, respectively, and pre-paid $2.5 million during the first quarter of 1997.

     The Company intends to seek acquisitions of businesses, products and technologies that are complementary to those of the Company. The Company is continuing to identify and prioritize additional security technologies which it may wish to develop, either internally or through the licensing or acquisition of products from third parties. While the Company engages from time to time in discussions with respect to potential acquisitions, there can be no assurances that any such acquisitions will be made or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financings, may result in dilution to the Company's stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which is required to be adopted in the fourth quarter of 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 and is intended to simplify the computation of earnings per share and to make the U.S. computations more comparable with international computations. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

     In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 130" and "SFAS 131," respectively). The Company will be required to adopt the provisions of these statements in fiscal 1998. SFAS 130 provides standards for reporting items considered to be "comprehensive income" and uses the term "other comprehensive income" to refer to revenues, expenses, gains and losses that are included in comprehensive income under generally accepted accounting principles but excluded from net income. Currently the only items presented in the Company's consolidated financial statements that would be considered other comprehensive income as defined in SFAS 130 are the unrealized gains and losses on marketable securities and cumulative translation adjustments, which are recorded as components of stockholders' equity. SFAS 131 establishes new standards for reporting information about operating segments. The Company believes the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each reportable operating segment. The Company has not yet completed its analysis of which operating segments it will report on. The Company believes that the provisions of SFAS 130 will not, when adopted, have a material impact on the Company's financial statements.

ACCOUNTING FOR CERTAIN STOCK OPTIONS

     On October 18, 1995, January 24, 1996, April 1, 1996 and April 24, 1996,
the Company's Board of Directors or the Compensation Committee of the Company's Board of Directors granted stock options to employees to purchase 32,000, 605,600, 200,000 and 38,900 shares of the Company's Common Stock at exercise prices of $14.25, $24.76, $24.30 and $38.20, respectively, subject to stockholder approval (obtained on May 22, 1996) of an increase in the number of shares available for grant. The exercise prices represented the fair market value on the dates of grant. As permitted by Statement of Financial Accounting Standard No. 123, which became effective on January 1, 1996, the Company has elected to continue to apply the intrinsic value method of Accounting Principles Board Opinion No. 25 for stock-based compensation to employees.

     For options granted prior to April 1, 1996, because approval of the stockholders was required and considered perfunctory, the Company measured compensation expense on the date of grant by the Board of Directors or the Compensation Committee of the Board of Directors. As a result of discussions with the staff of the Securities and Exchange Commission, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change is effective for options granted on or after April 1, 1996. This change resulted in an aggregate compensation expense of approximately $4.5 million relating to the April 1, 1996 and April 24, 1996 option grants, which the Company will recognize over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by approximately $0.7 million in 1996.

                                    BUSINESS

     The Company is the leading provider of enterprise network and data security solutions. The Company's products help organizations conduct business securely, protect corporate information assets and facilitate business-to-business and business-to-consumer electronic commerce. Historically, the Company has delivered security solutions that provide secure remote access to corporate networks. Through its ESS framework, partnerships and acquisitions, the Company intends to expand its addressable market by delivering solutions that provide secure access to information wherever it resides in an enterprise.

INDUSTRY BACKGROUND

     Historically, computer and enterprise network security has been the focus of businesses engaged in security-conscious industries such as banking, telecommunications, aerospace and defense. However, a number of factors have contributed to an increased awareness of, and need for, enterprise security solutions for companies that use and rely on network-based information resources. These factors include the growing complexity of enterprise networks and a shift in network security requirements driven by increased use of the Internet and corporate intranets and extranets.

     Enterprise computing has evolved over the past three decades from host-based systems to a distributed model where individuals are accessing corporate resources from virtually anywhere inside or outside of an organization. Enterprise computing environments today consist of heterogeneous computer resources coupled with converging public and private networks. As such, they require comprehensive, flexible products and solutions that can be deployed to a large number of users in a consistent, manageable and secure fashion.

     In addition, the traditional security model of network perimeter defense is being expanded in light of increased use of the Internet. The growth of the Internet as a business tool has led to a rapid increase in corporate intranets, where employees share information, and extranets, where companies share information with their suppliers, partners and customers. Companies that have traditionally relied solely on static password protection or on corporate firewalls are now seeking to adopt more sophisticated, comprehensive security strategies to protect corporate information assets and to conduct business securely. Companies today require scaleable enterprise security solutions that can be easily integrated, deployed and managed across complex, heterogeneous enterprise environments.

  Classes of Enterprise Network and Data Security

     The Company believes that enterprise network and data security requirements can be grouped into the following four classes: (i) user identification and authentication, (ii) access control and privilege management, (iii) data privacy, integrity and authentication (encryption) and (iv) security administration and audit.

     User Identification and Authentication. Reliable authentication of the identity of users is necessary to prevent unauthorized access to computer and network resources. There are three generally accepted methods of user identification: (i) something secret the user knows, such as a word, phrase, PIN, code or fact; (ii) something physical the user possesses, such as a key, smart card, badge or other form of discrete "token," which is resistant to counterfeiting and (iii) something unique to the user, such as a fingerprint, signature, retinal pattern, voice print or other measurable personal characteristic or "biometric." The Company believes that the use of a two-factor authentication system, combining two of the three generally accepted methods of user identification, is required for reliable enterprise network and data security.

     Access Control and Privilege Management. One of the key challenges facing organizations is the proliferation of passwords required for users to access disparate operating systems, applications and databases. Products addressing access control and privilege management must protect and manage access to corporate information and applications and control user privileges at multiple levels within the enterprise, including the network, application and data levels. Single sign-on ("SSO") represents the ability to provide authenticated users with transparent access to a variety of services, thereby improving user productivity and reducing the frustration caused by users having to enter multiple passwords. Early SSO solutions did not require authentication from a security server; data centers could establish trust between two devices through a direct connection in a static environment. With the growth in distributed networks and the variety of operating systems and client/server applications, reliable SSO now requires authentication, encryption and key exchange to ensure secure communication between the desktop and the application. Together with traditional SSO solutions, user authentication and application session encryption capabilities make up a more complete solution called secure single sign-on ("SSSO").

     Data Privacy, Integrity and Authentication (Encryption). In addition to authenticating the identity of users and ensuring that only authorized users can access, view or modify certain data, a comprehensive security solution must ensure that the data transmitted over a network are not disclosed to unauthorized persons (data privacy), have not been altered or compromised by unauthorized manipulation (data integrity) and were actually transmitted by the purported sender (data authentication). Such data privacy, integrity and authentication are provided by encryption and data authentication technologies.

          Encryption. In traditional cryptography, known as secret key or symmetric cryptography, the sender and receiver of a message know and use the same secret keys. The sender uses the secret key to encrypt a message by transforming data into a form unreadable by anyone without a secret decryption key. The receiver uses the same secret key to decrypt the message by transforming the encrypted data into the original readable message. A key is a value or series of bits used by the cryptographic system to convert the original text into an encrypted text or to decrypt the encrypted text back into the original text.

          The principal problem with secret key cryptography is communicating the secret key between the sender and receiver without anyone else discovering it. If the sender and receiver are in separate physical locations, they must trust a courier, a phone system or some other transmission medium to prevent the disclosure of the secret key being communicated. Anyone who overhears or intercepts the key in transit can later read, modify and forge messages encrypted or authenticated using that key. Because all keys in a secret key cryptosystem must remain secret, secret key cryptography often has difficulty providing secure key management, especially in open systems like the Internet with a large number of users.

          The concept of public key cryptography attempts to solve the key management problem by giving each person a pair of keys, one called the public key and the other called the private key. Each person's public key is published while the private key is kept secret. The sender encrypts a message using the public key of the intended recipient and communicates it via a public mode of communication. If implemented properly, the message can only be decrypted with the recipient's private key, which is in the sole possession of the intended recipient. All communications involve only public keys, and no private key is ever transmitted or shared. With public key cryptography, it is not necessary to trust a communications channel to be secure against eavesdropping or betrayal. In general, public key cryptography requires only that public keys be associated with their users in a trusted manner, for instance, by maintaining the key in a trusted directory, and that the private key not be disclosed.

          Data Authentication. Data authentication is a process whereby the receiver of a digital message can be confident of the identity of the sender and/or the integrity of the message. In public key cryptosystems, authentication is enabled by the use of digital signatures. Digital signatures play in the digital world a function similar to that played by handwritten signatures for printed documents. The signature is an authentic piece of data asserting that a named person wrote or otherwise agreed to the document to which the signature is attached. The recipient, as well as a third party, can verify both that the document originated from the person whose signature is attached and that the document has not been altered since it was signed. Secure digital signatures may be used to refute a claim by the signer of a document that it was forged.

     Security Administration and Audit. With the growth of distributed computing environments, including those utilizing the Internet, organizations are increasingly concerned about various administrative issues relating to network security, including the scaleability of their security solutions and the ability of the solutions to cover multiple geographic regions. Security administration and audit solutions must also monitor user activity for purposes of detection and deterrence and in order to ensure that the network or data have not been compromised.

  Enterprise Security

     The Company believes that there is an emerging market for enterprise-wide security solutions and, increasingly, for extranet security solutions, where companies exchange information with their suppliers, partners and customers. These enterprise security solutions must incorporate elements of all four classes of security and address the need for: (i) ease of use; (ii) interoperability within heterogeneous enterprise environments; (iii) scaleability; (iv) integrated network security administration; (v) integration with existing customer applications; (vi) secure access to information, including secure remote access; (vii) information privacy, integrity and authentication; and (viii) system reliability and availability.

     To date, most approaches to network security have been limited in scope and have failed to address one or more of these requirements. The Company believes that, in order to compete effectively in this market, network security vendors must develop comprehensive network security services that can accommodate a large number of local and remote users and integrate security management across heterogeneous computing resources.

SECURITY DYNAMICS SOLUTION

     Security Dynamics is the leading provider of enterprise network and data security solutions. The Company's products help companies conduct business securely, protect information assets and facilitate business-to-business and business-to-consumer electronic commerce. The Company's solutions employ a patent-protected combination of super smart card technology, access control and privilege management products, public key encryption technology and security administration software to protect information wherever it resides in an enterprise.

     A key element of the Company's strategy has been and continues to be the expansion of its product offerings to address each of the four classes of enterprise network and data security and deliver integrated solutions for protecting information resources. Since its inception, the Company has focused on the fundamental need for user identification and authentication, with an emphasis on solutions for secure remote access to enterprise networks. In furtherance of its strategy to expand product offerings within the security classes, in July 1996 the Company acquired RSA, a leader in cryptography, to address the need for data privacy, integrity and authentication.

     [Under the heading 'Secure Information Access,' a schematic diagram of the Company's products is presented. On the left side, above the caption 'Secure Remote Access,' is a picture of a laptop computer next to a SecurID Card and the words 'BoKS Desktop' and 'RSA SecurPC.' The laptop computer is connected to a labelled picture of a remote access server by telephone lines and to a labelled picture of a firewall by a cloud labelled 'Internet' and two lightning bolts. On the right side, below the caption 'Enterprise Network,' lines exiting the remote access server and the firewall join and enter, in succession, labelled pictures of BoKS Manager and ACE/Server software. Lines exiting a picture of a computer terminal next to a SecurID Card and the words 'BoKS Desktop' and 'RSA SecurPC' and a labelled picture of an application server and database next to the words 'BoKS Connect' join the line exiting the labelled picture of ACE/Server software.]

     The Company's solutions have historically focused on addressing secure remote access through: (i) SecurID tokens for user identification and authentication, (ii) ACE/Server administration software and (iii) ACE/Agent code embedded in remote access devices such as remote access servers and firewalls. The RSA SecurPC product and RSA encryption engines have contributed to secure remote access by allowing customers to control access to the network and by providing data privacy, integrity and authentication.

     As businesses expand their networks to make use of the Internet, intranets and extranets, companies have begun to realize that the internal network is becoming more vulnerable and that there is a critical need for products and services that allow system administrators to control user privileges at multiple levels within an enterprise and encrypt information within an internal network. Through its ESS framework, the Company intends to address these needs by moving beyond secure remote access to secure information access, thereby providing security across an enterprise. The ESS framework is intended to combine products and technologies developed or acquired by the Company with solutions gained through partnerships with leading vendors and is designed to assist in the development of systems and applications that facilitate and control secure access to information.

     In support of its ESS framework, in July 1997 the Company acquired DynaSoft, a leading vendor of platform-independent security solutions for distributed client/server networks. The DynaSoft BoKS product family includes technologies for access control and privilege management which the Company intends to incorporate into the ESS framework.

     Through the ESS framework, the Company intends to provide additional security applications, including certificate management (certificates which attest to the authenticity of the owners of public keys) and key management (services such as generation, distribution, validation, replacement, termination and recovery of keys). The Company intends to provide these and other applications as modular add-ons to its ACE/Server and BoKS Manager software, thereby protecting customers' investments and ensuring backwards compatibility. As part of the ESS framework, the Company also plans to provide a broader administrative framework to manage security services and to add access control agents to support application access control and smart cards as an additional form factor for user authentication.

SECURITY DYNAMICS STRATEGY

     The Company's objective is to continue as the leading provider of enterprise network and data security solutions. Key elements of the Company's strategy to achieve this objective include the following:

     - Deliver Enterprise Security Services. The Company's strategy has been and continues to be to expand the depth and breadth of its product offerings across the classes of enterprise network and data security to meet the evolving requirements for the protection of its customers' information assets. Through its ESS framework, the Company plans to develop and deliver scaleable, reliable enterprise security solutions that enable companies to conduct business securely, protect corporate information assets and facilitate electronic commerce. For instance, the Company intends to introduce or acquire products and technologies and form partnerships that are expected to enable delivery of security services such as certificate management and key management. In addition, through partnerships the Company plans to expand its agent roster to include application-specific agents and add additional authentication form factors, including smart cards.

     - Maintain Technological Leadership. The Company plans to continue to add new capabilities and features to its enterprise network and data security products to meet its customers' identification and authentication needs within the context of evolving enterprise environments. The Company also plans to continue to establish RSA's proprietary technology as a de facto encryption standard. Through its RSA Laboratories division, RSA maintains a leading role in basic cryptographic research, develops new encryption technologies and maintains close working relationships with leading academic centers and custom development teams.

     - Expand Market Opportunities. The Company intends to expand its market opportunities through strategic partnerships, industry initiatives and marketing designed to heighten awareness of security issues. The Company has strategic partnerships with approximately 50 industry-leading vendors and plans to continue to foster and leverage these partnerships and enter into additional relationships with companies that can provide complementary technologies for its ESS framework. In July 1997, SDI, RSA, McAfee Associates, Inc. and VeriSign announced the formation of the SecureONE framework, a network security environment designed to link the authentication, encryption, anti- virus and digital certificate products and technologies of the four firms. The Company also seeks to heighten awareness regarding enterprise network and data security issues through marketing programs such as the annual RSA Data Security Conference.

     - Expand Indirect Sales and Support Channel. The Company currently sells its products through a direct sales force and through relationships with a significant number of OEMs, VARs and distributors. The Company recently announced a program designed to develop and expand its indirect sales and support channel through the establishment of two-tier distribution of the Company's solutions. The Company believes that an expanded indirect sales and support channel will enable it to enter new markets and gain access to a larger installed base of potential customers in a cost-effective manner.

     - Expand International Presence. The Company believes that international markets present a large, relatively new market for enterprise network and data security products. Sales outside the United States and Canada represented approximately 23.4% and 25.6% of the Company's total revenue for 1996 and the six months ended June 30, 1997, respectively. The Company plans to continue to expand its business outside North America through the hiring of sales personnel, the establishment of additional distribution arrangements, primarily in Europe and the Far East, and the development of local presence in key markets.

PRODUCTS

     The Company offers products designed to address all classes of enterprise network and data security. The Company's products interoperate with a wide variety of operating systems, network environments and third-party hardware and software products, thus enabling customers to select optimal configurations for the installation of the Company's computer and enterprise network security products.

  User Identification and Authentication

     The Company's user identification and authentication products combine two methods of user identification -- something secret the user knows (a PIN) and something the user possesses (the SecurID token). To gain access to a protected resource, a user enters his or her PIN and the token code automatically computed and displayed on the liquid crystal display ("LCD") of the user's SecurID token. The PIN and the token code together form the user's "PASSCODE." With a valid PASSCODE, the authorized user is identified, authenticated and granted access to appropriate information resources.

     Each SecurID token contains the Company's proprietary algorithm and is programmed with a secret, randomly generated seed number which is unique to the token. The algorithm uses the seed number and Greenwich Mean Time to produce a sequence of token codes at set intervals (typically every 60 seconds). The Company's ACE/Server software uses the same algorithm, seed number and Greenwich Mean Time to generate a token code corresponding to the token code generated by the user's SecurID token.

     The Company currently offers the following user identification and authentication products:

           PRODUCT                                  DESCRIPTION
------------------------------       ------------------------------------------
SecurID Tokens                  -    Three form factors -- SecurID Card,
                                     SecurID PINPAD and SecurID Key Fob -- that
                                     can be programmed to function for between
                                     one and four years
SoftID                          -    Authentication software that can be
                                     deployed on a PC

     The Company's SecurID tokens and SoftID software work in conjunction with the Company's ACE/Server software to provide user identification and authentication services.

  Access Control and Privilege Management

     The Company's access control and privilege management products provide a modular set of security services for protecting and managing access to corporate information and applications. These services are delivered through a flexible framework designed to control user privileges at multiple levels within the enterprise, including at the network, application and data levels. The Company's BoKS products can be used together to form a comprehensive security solution or independently for use with other system components. BoKS software also employs encryption to protect application data transiting the network, as well as for the protection of local files and data used within the security management system.

     The Company's access control and privilege management products include the following:

           PRODUCT                                  DESCRIPTION
------------------------------       ------------------------------------------
BoKS Desktop                    -    Manages a user's security credentials,
                                     providing security for PCs as well as SSO
                                     functionality to host systems, database
                                     applications and network domains
                                -    Supports Windows 3.1, Windows for
                                     Workgroups 3.11, Windows 95, Windows NT
                                     3.51 and 4.0
BoKS Connect                    -    Application access control solution that
                                     operates with BoKS Desktop to secure
                                     database sessions, Telnet sessions and
                                     other TCP/IP-based client/server
                                     connections
ToolBoKS                        -    Toolkit that allows developers to
                                     implement SSSO functionality and create
                                     secure applications, including secure
                                     mail, secure remote access, secure
                                     Internet services and secure electronic
                                     commerce

     Each of the foregoing products works in conjunction with the Company's BoKS Manager software to provide access control and privilege management services.

  Data Privacy, Integrity and Authentication (Encryption)

     RSA's toolkit products, built around the RSA public key cryptographic technology (or "cryptosystem"), enable the Company's customers to develop applications that are designed to provide secure data communication. The RSA public key cryptosystem uses a pair of large prime numbers to generate private keys and public keys. The size of the keys determines the degree of security provided. The Company believes that RSA's public key cryptosystem is one of the most secure cryptographic techniques commercially available to encrypt, and to verify the authenticity and integrity of, electronic data.

     The Company believes that the RSA cryptosystem is a de facto standard for a number of data security applications. RSA's encryption technology is embedded in current versions of Microsoft Windows NT, Netscape Navigator, Quicken by Intuit, Lotus Notes and numerous other products. RSA technology is also used in secure telephones, on Ethernet network cards and on smart cards, and is incorporated into major protocols for secure Internet communications, including SSL, S-HTTP, S/MIME, PCT, PKCS, SET and PEM. It is also used internally in many institutions, including financial institutions, major corporations, U.S. governmental agencies, national laboratories and universities. RSA's technology has also become widely selected as a standard for various electronic banking applications.

     The Company currently offers the following data privacy, integrity and authentication (encryption) products:

           PRODUCT                                  DESCRIPTION
------------------------------       ------------------------------------------
BSAFE                           -    RSA's flagship encryption engine and
                                     developer toolkit that allows programmers
                                     to integrate encryption and data
                                     authentication features into a wide range
                                     of applications, including digitally
                                     signed electronic forms and virtual
                                     private networks
JSAFE                           -    RSA's newest encryption engine and
                                     developer toolkit that allows Java
                                     developers to integrate encryption and
                                     data authentication features into
                                     applications
TIPEM                           -    Developer toolkit providing flexible,
                                     secure electronic messaging foundation for
                                     a variety of messaging protocols,
                                     including PEM, MOSS and S/MIME; used in
                                     products or services offered by Lotus,
                                     Netscape and America Online Inc.
BCERT                           -    Developer toolkit designed to allow
                                     developers to incorporate public key
                                     certificates into their applications and
                                     containing all cryptographic support
                                     necessary to generate certificate
                                     requests, sign certificates and create and
                                     distribute certificate revocation lists
                                     (CRLs)
S/MAIL                          -    Standards-based secure messaging engine
                                     and toolkit for providing a secure
                                     messaging infrastructure based on the
                                     S/MIME protocol
S/PAY                           -    Standards-based secure transaction engine
                                     and developer toolkit suite for providing
                                     a secure payment card (including credit
                                     cards) transaction infrastructure based on
                                     the SET standard
RSA SecurPC                     -    Encryption software based on RSA public
                                     key and RC4 symmetric key cryptosystem
                                     that protects and encrypts data in transit
                                     via email and protects data on local hard
                                     drives, network drives and laptop PCs

     The Company also believes that RSA's RC series of symmetric, or secret key, encryption technologies are among the highest performance and most secure techniques of their class available to encrypt electronic data. RC2 and RC4 are designed to handle block and streaming data types, respectively, and are designed to provide for easy adjustment of key size for exportability, as well as high performance without specialized hardware.

  Security Administration and Audit

     The Company offers highly scaleable network security solutions that are easy to deploy and provide system administrators with the ability to administer the entire global authentication network from any location, delegate administrative roles and privileges, write customized reports on security-related activities on the network, and perform other administrative functions with a high degree of granularity and flexibility. The Company's security administration and audit products include its ACE/Server and BoKS Manager software products.

     The Company's ACE/Server software manages access to network resources via the Internet, public gateways, remote dial-up modems, leased lines, workstations, terminals, personal computers or direct connection. It permits centralized user authentication and security administration for all customer resources protected on a TCP/IP network. ACE/Server software is currently available for most popular UNIX-based operating systems and Windows NT.

     BoKS Manager is the administration framework for the BoKS product family. BoKS Manager provides customers with centralized user, security and public key administration through Web-based graphical interfaces. Its primary functions are to provide UNIX platform security and to create and administer security domains, including UNIX systems, with BoKS Desktop.

     As part of its ESS framework, the Company intends to integrate the functionality of its ACE/Server and BoKS Manager software into a unified server platform.

  Pricing

     Subject to volume discounts and other licensing terms and conditions, the suggested U.S. list prices for the Company's products range as follows: SecurID tokens from $34 to $86 per token; ACE/Server software products from $2,850 to $172,500; RSA encryption engine and toolkit licenses from $25,000 to $50,000; and BoKS products from $50 to $200 per user for BoKS Desktop and from $1,000 to $2,000 per server for BoKS Manager. The Company continually reviews and adjusts its product pricing policies in light of factors such as relative value, industry standards and demand.

STRATEGIC PARTNERS

     To enhance its enterprise network and data security solutions, the Company has established relationships with approximately 50 vendors of remote access products, Internet firewalls, network and applications software and virtual private network ("VPN") products. Most of these vendors integrate the Company's client software into one or more of their products to provide compatibility between their product offerings and the Company's ACE/Server software. Other vendors build call routines, software hooks or APIs into their products to provide compatibility with the Company's ACE/Server software. The Company has also entered into strategic relationships with vendors that share technical information with the Company to enable it to develop products which will be interoperable with the vendors' products. The Company's strategic partners include the following:

              REMOTE ACCESS                   INTERNET FIREWALLS      NETWORK AND APPLICATIONS        VPN
------------------------------------------    -------------------     ------------------------    ------------
Access Beyond            Lanoptics            ANS                     Apple Computer              Ascend
ACT Networks             Lantronix            Check Point             Cisco                       Aventail
ADTRAN                   Livingston           CyberGuard              CyberSAFE                   Check Point
Apple Computer           Microcom             IBM                     Gradient                    VPNet
Ascend                   Microsoft            Milkyway                IBM
Attachmate               MultiLink            Raptor Systems          Lucent Technologies
Bay Networks             Network General      Secure Computing        McAfee
Cisco                    NNTI                 SOS                     Netscape
Digital Equipment        Osicom               Technologic             Network Express
Emulex                   Shiva                Trusted Information     NIT
Gandalf                  Telebit              Systems                 Novell
Hewlett-Packard          3COM                 V-ONE                   Oracle
IBM                      U.S. Robotics                                OTG
Kasten Chase             Xyplex                                       PLATINUM technologies
                                                                      Sun Microsystems
                                                                      Utimaco

SALES AND MARKETING

     The Company has established a multi-channel distribution and sales network to serve the enterprise network and data security market. The Company sells and licenses its products directly to end users through its direct sales force and indirectly through a network of OEMs, VARs and distributors. In addition, the Company supports its direct and indirect sales efforts through strategic marketing relationships and public relations programs, trade shows and other marketing activities.

During the fourth quarter of 1997, the Company announced a program designed to enhance its indirect channel through the establishment of two-tier distribution.

  Sales

     The Company's direct sales staff focuses on major accounts, provides technical advice and support with respect to the Company's products and works closely with the Company's customers, OEMs, VARs and distributors. As of August 31, 1997, the Company's direct sales organization consisted of 156 sales and technical support personnel located throughout the world. The Company's revenue from direct sales efforts for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997 was approximately 88%, 95%, 90% and 82% of total revenue, respectively.

     The Company also markets, sells and licenses its products indirectly through OEMs, VARs and distributors. As of August 31, 1997, the Company (excluding RSA) had relationships with approximately 250 OEMs, VARs and distributors, and RSA had relationships with more than 300 OEMs. DynaSoft has traditionally complemented its direct sales force with VARs and distributors and recently entered into OEM agreements with Sun Microsystems and Hewlett-Packard.

     International sales (excluding Canada) accounted for approximately 22.2%, 18.6%, 23.5% and 25.6% of the Company's total revenue in the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively.

  Marketing

     In support of its sales efforts, the Company conducts sales training courses, comprehensive targeted marketing programs, including direct mail, public relations, advertising, seminars, trade shows and telemarketing, and ongoing customer and third-party communications programs. The Company also seeks to stimulate interest in enterprise network and data security through its public relations program, speaking engagements, white papers, technical notes and other publications.

     The Company has entered into strategic marketing relationships with various vendors of operating systems and network operating systems, remote access products, Internet-related products and application software. The Company has also entered into strategic relationships with vendors that share technical information with the Company to enable it to develop products which will be interoperable with the vendors' products. The Company has developed a separate program, the SecurID Ready strategic partner program, to market the compatibility between the vendors' products and the Company's ACE/Server software. The end-user customers of all of these vendors must purchase tokens and license ACE/Server software directly from the Company. The Company believes that these relationships help the Company and its customers to expand their enterprise network coverage and assist the Company in increasing its installed customer base and SecurID token usage.

     To enhance demand for its products, RSA has participated in the development of various industry-specific protocols that rely on RSA's cryptographic data security technologies. RSA also hosts its own annual industry conference and participates in others to increase demand for its products. Through its RSA Laboratories division, RSA maintains a leading role in basic cryptographic research, develops new encryption technologies and maintains close working relations with leading academic centers and customer development teams.

CUSTOMERS

     As of August 31, 1997, SDI had sold or licensed more than 4,600 ACE/Server products and over two million SecurID tokens to more than 2,000 customers worldwide. Historically, SDI's principal customers have been in the telecommunications, pharmaceutical, financial and healthcare industries as well as academic institutions, research laboratories and government organizations. These custom-ers are generally sophisticated and knowledgeable purchasers of security systems and work with highly confidential information. The Company believes that as corporate networks proliferate and become more complex, the number of industries concerned with system security and access to information will grow.

     As of August 31, 1997, RSA had licensed its encryption engine and patent technology to more than 300 OEMs that typically incorporate RSA's encryption technology into their products. RSA's encryption technology is embedded in current versions of Microsoft Windows NT, Netscape Navigator, Quicken by Intuit, Lotus Notes and numerous other products. RSA also licenses its encryption technology directly to customers for incorporation into customers' business, financial and electronic commerce networks. RSA technologies are part of existing and proposed standards for the Internet and World Wide Web, ITU, ISO, ANSI and IEEE.

     As of August 31, 1997, DynaSoft had sold or licensed its BoKS systems to more than 130 customers worldwide, representing more than 80,000 users. Historically, DynaSoft's principal customers have been government organizations and businesses in the healthcare, telecommunications and financial services industries.

     In the year ended December 31, 1996 and in the six months ended June 30, 1997, no customer accounted for more than 5% of the Company's total revenue.

CUSTOMER SERVICE AND SUPPORT

     The Company maintains a customer support help desk and technical support organization at its headquarters in Bedford, Massachusetts and at other locations throughout the world and offers telephone support for certain of its products 24 hours a day, seven days a week. The Company continues to add advanced technical support personnel to its support staff to address anticipated additional demands arising from the deployment of the Company's security solutions into larger and more complex user environments. The Company also has field technical support personnel that work directly with the Company's direct sales force, distributors and customers. As of August 31, 1997, the Company's customer support organization consisted of an aggregate of 55 full-time employees located in Massachusetts, California, New Jersey, the United Kingdom, Germany, France and Sweden.

     The Company's standard practice is to provide a warranty on all SecurID tokens for the customer-selected programmed life of the token and to replace any damaged tokens (other than tokens damaged by a user's negligence or alteration) free of charge. The Company generally sells each of its other products to customers with a warranty for specified periods. After the expiration of the applicable warranty period, customers may elect to purchase a maintenance contract for 12-month renewable periods. Under these contracts, the Company agrees to provide (i) corrections for documented program errors, (ii) version upgrades for both software and, if appliable, firmware and (iii) telephone consultation.

PRODUCT DEVELOPMENT

     The Company's product development efforts are focused on enhancing the functionality, reliability, performance and flexibility of its existing products, and in integrating the BoKS product family with SDI's core products. As part of its ESS framework, the Company is developing technology to enhance the administrative capabilities and scaleability of its ACE/Server products and to increase interoperability with additional network operating systems and directory services. The Company also is developing tools to assist customers, strategic marketing partners and other third-party integrators in integrating the Company's products with custom and other third-party network or system applications.

     RSA plans to increase its competitive position by strengthening its core cryptography toolkit and developing standards, protocols and applications that address the needs of specific market segments and build on RSA's proprietary technology. In the latter case, RSA may choose to partner with other parties to develop and/or market the products. RSA is currently developing enhanced toolkits to enable emerging new applications. Each of these value-added toolkits is being designed to address the needs of a specific market segment.

     In addition to enhancing its existing products, the Company continues to identify and prioritize various technologies for potential future product offerings. The Company may develop these products internally or enter into arrangements to license or acquire products or technologies from third parties. There can be no assurance, however, that the Company will be successful in enhancing or developing existing products or identifying and successfully acquiring new technologies. See "Risk Factors -- Technological Change and New Products."

     As of August 31, 1997, the Company's product development staff consisted of 157 full-time employees engaged in engineering and development, including software and hardware engineering, testing and quality assurance and technical documentation. The Company also engages outside contractors where appropriate to supplement the Company's in-house expertise or expedite projects based on customer or market demand. The Company's total research and development expenses (including purchased research and development) for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997 were approximately $4.3 million, $6.9 million, $13.4 million and $8.6 million, respectively.

MANUFACTURING AND SUPPLIERS

  Manufacturing

     SecurID Tokens. The Company contracts for the manufacture of its SecurID tokens with two suppliers in the United States, only one of which, Pemstar, has been qualified to manufacture the Company's SecurID Key Fob. The Company has generally been able to obtain adequate supplies of SecurID tokens in a timely manner and believes that alternate vendors can be identified if current vendors are unable to fulfill its needs. However, delays or failure to identify alternate vendors, if required, or a reduction or interruption in supply or a significant increase in the manufacturing costs could adversely affect the Company's financial condition or results of operations and could impact customer relations.

     SecurPC and ACE/Server Software Products. The Company's SecurPC and ACE/Server software products are distributed on standard magnetic diskettes, compact disks and tapes, together with printed documentation. The Company contracts with media duplication subcontractors for the majority of its media duplication. The Company has the capability to do all media duplication in-house but limits its use to small production runs such as beta programs.

  Suppliers

     Although the Company generally uses standard parts and components for its products, certain components are currently available only from a single source or from limited sources. For example, the microprocessor chips contained in the Company's SecurID tokens are currently purchased only from Sanyo, a Japanese computer chip manufacturer, and the lithium batteries contained in the Company's SecurID tokens are purchased from Gould, a supplier located in the United States. The inability to obtain sufficient sole or limited source components as required, or to obtain or develop alternative sources at competitive prices and quality if and as required in the future, could result in delays in product shipments or increase the Company's material costs, either of which would adversely affect the Company's financial condition or results of operations. See "Risk Factors -- Dependence on Suppliers and Third-Party Manufacturers."

     The Company believes that it would take approximately six months to identify and commence production of suitable replacements for the microprocessor chip or lithium battery used in the

Company's SecurID tokens. The Company attempts to maintain a three-month supply of SecurID tokens in inventory.

COMPETITION

     The market for enterprise network and data security products is highly competitive and subject to rapid technological change. The Company believes that competition in this market is likely to intensify as a result of increasing demand for security products. The Company currently experiences competition from a number of sources, including (i) software operating systems suppliers and application software vendors that incorporate a single-factor static password security system into their products; (ii) token-based password generator vendors promoting challenge/response technology; (iii) smart card security device vendors; (iv) biometric security device vendors; (v) public key infrastructure and cryptographic software firms and (vi) SSO providers. In some cases, these vendors also support the Company's products and those of its competitors. The Company may also face competition from these and other parties in the future that develop enterprise network and data security products based upon approaches similar to or different from those employed by the Company, including operating system or network suppliers not currently offering competitive enterprise-wide security products. There can be no assurance that the market for enterprise network and data security products will not ultimately be dominated by approaches other than the approaches marketed by the Company. RSA has agreed, in connection with the April 1995 formation of VeriSign, not to engage, directly or indirectly, in the business of issuing public key certificates acting in the capacity of a certificate authority for a period of five years from the date of such formation.

     The Company believes that the principal competitive factors affecting the market for enterprise network and data security products include technical features, ease of use, quality/reliability, level of security, customer service and support, distribution channels and price. Although the Company believes that its products currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources. See "Risk Factors -- Competition."

PROPRIETARY RIGHTS

     The Company relies on a combination of patent, trade secret, copyright and trademark laws, software licenses, nondisclosure agreements and technical measures to establish and protect its proprietary technology. The Company generally enters into confidentiality and/or license agreements with its employees and distributors, as well as with its customers and potential customers seeking proprietary information, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

     The Company's 15 issued U. S. patents expire at various dates ranging from 2005 to 2016. Upon expiration of the Company's patents, competitors may develop and sell products based on technologies similar or equivalent to those currently covered by the Company's patents. The RSA/MIT Patent, which is licensed to RSA by MIT and the claims of which cover significant elements of RSA's products, will expire on September 20, 2000, which may enable competitors to thereafter market competing products which previously would have infringed the RSA/MIT Patent. In addition, the two Stanford Patents covering fundamental encryption technology developed by Stanford University and licensed to RSA expired in 1997. As a result of the expiration of the Stanford Patents, competitors may develop and sell products based on technologies covered by such patents, including products that may be positioned as competitive with products covered by the RSA/MIT Patent, thereby adversely impacting sales of RSA's products. There can be no assurance that any patent owned or held by the Company or its licensors will not be invalidated, circumvented, challenged or terminated, that any of the Company's pending or future patent applications will be within the scope of claims sought by the Company, if at all, or that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or duplicate the Company's technology. In addition, the laws of certain countries in which the Company's products are or may be developed or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property adequately could have a material adverse effect on its financial condition and results of operations. See "Risk Factors -- Dependence on Proprietary Technology."

GOVERNMENT REGULATION AND EXPORT CONTROLS

     All of the Company's products are subject to export controls under U.S. law and applicable foreign government restrictions. The Company believes it has obtained necessary approvals for the export of the products it currently exports. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time or that the Company will be able to obtain necessary regulatory approvals for the export of future products. The inability of the Company to obtain required approvals under these regulations could adversely affect the ability of the Company to make international sales.

     Exports of RSA's encryption products, or third-party products bundled with the encryption technology of RSA, are expected to continue to be restricted by the United States and various foreign governments. All cryptographic products need export licenses from either the U.S. State Department, acting under the authority of the International Traffic in Arms Regulation, or the U.S. Commerce Department, acting under the authority of the Export Administration Regulations. Regulations issued by these departments define cryptographic devices, including software, as both defense articles and dual-use commodities. The U.S. government generally limits the export of software with encryption capabilities to mass marketed software with limited key sizes, which significantly constrains the security effectiveness of RSA products available for export. There can be no assurance that the U.S. government will ease its export restrictions on encryption technology in any significant manner in the near future. As a result, RSA may be at a disadvantage in competing for international sales compared to companies located outside the United States that are not subject to such restrictions. See "Risk Factors -- Industry Regulation."

EMPLOYEES

     At August 31, 1997, the Company employed 553 employees. Of these employees, 157 were involved in research and development, 261 in sales, marketing and customer support, 53 in production and information technology, and 82 in administration and finance. No employees are covered by any collective bargaining agreements. The Company believes that its relationships with its employees are good.

FACILITIES

     The Company's principal administrative, sales and marketing, research and development and support facilities consist of approximately 107,000 square feet of office space in Bedford, Massachusetts. The Company occupies these premises under two leases expiring in August 2006. As of August 31, 1997, the annual base rent for this facility was approximately $1,555,000. In support of its field sales and support organization, the Company also leases facilities and offices in 30 other locations in the United States, four locations in Canada and one location in each of the United Kingdom, France, Germany, Norway, Singapore, Hong Kong and Japan.

     RSA leases approximately 15,000 square feet of office space in Redwood City, California under a lease expiring in October 1999. As of July 31, 1997, the annual base rent for this facility was approximately $375,000. RSA also leases office space in Virginia and Japan.

     DynaSoft leases approximately 13,000 square feet of office space in Stockholm, Sweden under a lease expiring in March 1999. As of July 31, 1997, the annual base rent for this facility was approximately $204,000. In support of its field sales and support organization, DynaSoft also leases facilities and offices in four other locations in the United States, Sweden and the United Kingdom.

LEGAL PROCEEDINGS

     The Company is not a party to any litigation that it believes could have a material adverse effect on the Company or its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The executive officers and directors of the Company and their respective ages as of August 31, 1997 are as follows:

NAME                                  AGE                          POSITION
----------------------------------    ---     --------------------------------------------------
Charles R. Stuckey, Jr.(1)........     55     Chairman of the Board, President and Chief
                                              Executive Officer
D. James Bidzos...................     42     Executive Vice President and Director
Arthur W. Coviello, Jr............     44     Executive Vice President, Chief Operating Officer
                                              and Secretary
 John Adams.......................     56     Senior Vice President, Engineering
Gary A. Rogers....................     42     Senior Vice President, World Wide Sales and Field
                                              Operations
W. David Power....................     44     Senior Vice President, Marketing and Corporate
                                              Development
Marian G. O'Leary.................     42     Senior Vice President, Finance, Chief Financial
                                              Officer and Treasurer
Linda E. Saris....................     45     Vice President, Customer Support and Operations
                                              and Chief Information Officer
Richard L. Earnest(2).............     55     Director
 Joseph B. Lassiter, III(1)(3)....     49     Director
George M. Middlemas(3)............     51     Director
Marino R. Polestra(1)(2)..........     40     Director
Sanford M. Sherizen(3)............     57     Director

---------------
(1) Member of the Nominating Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

     Mr. Stuckey joined the Company as President in January 1987, was appointed Chief Executive Officer and elected a director of the Company in March 1987 and appointed Chairman of the Board in July 1996. From 1984 to January 1987, Mr. Stuckey served as Vice President of Scientific Information Services, a systems and commercial data service company and a division of Control Data Corporation.

     Mr. Bidzos joined SDI as an Executive Vice President in July 1996. He joined RSA in 1986 and has served as RSA's President and Chief Executive Officer and as a director since 1988. Mr. Bidzos also is Chairman and a founder of VeriSign, a company specializing in providing public-key certificates and related products and services, and a founder of Terisa Systems, Inc., a company specializing in security protocols for the World Wide Web that has been recently acquired by SPYRUS Inc. He also is a director of the Electronic Privacy Information Center. Mr. Bidzos became a director of SDI following the acquisition of RSA by SDI in July 1996.

     Mr. Coviello joined the Company as Executive Vice President in September 1995 and was appointed Treasurer in October 1995 and Chief Operating Officer in January 1997. From October 1995 to August 1997, Mr. Coviello also served as the Company's Chief Financial Officer. From January 1994 to August 1995, Mr. Coviello served as Chief Operating Officer and from March 1992 to January 1994, Mr. Coviello served as Vice President, Finance and Administration, Chief Financial Officer and Treasurer of CrossComm Corporation, a developer of inter-networking products.

     Dr. Adams joined the Company as Senior Vice President, Engineering, in March 1996 after over twenty years of management, engineering and network service for Digital Equipment Corporation ("Digital"). From 1976 to 1996, Dr. Adams served in a number of positions with Digital, including Vice President and Technical Director of Digital's Network Operating Systems Division from 1991 to 1996. Prior to joining Digital, Dr. Adams served as a structural engineer for Mitchell Systems.

     Mr. Rogers joined the Company as Senior Vice President, World Wide Sales and Field Operations in February 1997. From 1994 to 1996, Mr. Rogers served as Vice President, International Sales and Operations with Bay Networks, Inc. From 1992 to 1994, Mr. Rogers was Vice President, Sales and Operations -- Europe with Wellfleet Communications, Inc., a predecessor to Bay Networks, Inc. Prior to joining Wellfleet Communications, Inc., Mr. Rogers served in a number of positions with several other organizations, including managerial-level sales and marketing positions.

     Mr. Power joined the Company as Vice President, Marketing in November 1996 and was appointed Senior Vice President, Marketing and Corporate Development in April 1997. In 1995 and 1996, Mr. Power was Vice President and General Manager of the AT&T New Media Services division, which was combined with Industry.Net to form Nets, Inc. From 1992 to 1995, Mr. Power served as Vice President and General Manager for two Sun Microsystems business units: SunSoft PC Desktop Integration Products and SunSelect. Before joining Sun Microsystems, Mr. Power was a Vice President at Mercer Management Consulting, a marketing and strategic consulting firm, from 1980 to 1992.

     Ms. O'Leary joined the Company as Senior Vice President, Finance, Chief Financial Officer and Treasurer in August 1997. From 1987 to 1997, Ms. O'Leary held a number of positions with Digital, including Vice President, Finance for the Systems Business Unit from 1994 to 1997. Prior to joining Digital, Ms. O'Leary held several positions with General Electric Company, including Senior Vice President of Finance for GE Mortgage Insurance, a business unit of GE Capital.

     Ms. Saris joined the Company as Vice President, Finance and Operations, Treasurer and Chief Financial Officer in June 1989, and has served as Vice President, Customer Support and Operations since January 1997 and as Chief Information Officer since August 1997. From October 1995 to January 1997, Ms. Saris served as the Company's Vice President, Operations. From 1980 to 1989, Ms. Saris served in a number of positions, including Senior Vice President and General Manager and Vice President of Finance, with Clinical Data, Inc., a medical technology and services company.

     Mr. Earnest has served on the Board of Directors of the Company since October 1993. Since April 1995, Mr. Earnest has served as the Chief Executive Officer of Tudor Publishing Company in San Diego, California. From June 1994 to March 1995, Mr. Earnest provided consulting services to several start-up companies. From June 1993 to June 1994, Mr. Earnest served as Chief Executive Officer of DEMAX Software, a provider of centralized security management software. From April 1991 to June 1993, Mr. Earnest was the Chief Executive Officer of Advant Edge Systems Group, a software company.

     Dr. Lassiter has served on the Board of Directors of the Company since July 1996. Dr. Lassiter joined the Harvard University Graduate School of Business Administration in September 1996, where he currently is Professor of Management. From July 1994 to February 1996, Dr. Lassiter was President of Wildfire Communications, Inc., a venture-backed telecommunications software company. From January 1974 to February 1994, Dr. Lassiter was Vice President of Teradyne, Inc., a manufacturer of automatic test equipment. Dr. Lassiter serves on the Board of Directors of Advanced Magnetics, Inc., a developer of organ-specific contrast agents.

     Mr. Middlemas has served on the Board of Directors of the Company from May 1986 to June 1991 and since July 1992. Since January 1991, Mr. Middlemas has been a General Partner of Apex Management Partnership, which is the General Partner of Apex Investment Fund II, L.P. ("Apex"), a venture capital fund. Mr. Middlemas serves on the Board of Directors of Pure Cycle Corporation, a manufacturer and marketer of water recycling technologies, and American Communications Services, Inc., a provider of integrated voice and data communications services.

     Mr. Polestra has served on the Board of Directors of the Company since July 1993. Since February 1996, Mr. Polestra has been a General Partner of Alta Partners, a venture capital firm. From February 1989 to December 1996, Mr. Polestra was a Vice President and Partner of Burr, Egan, Deleage & Co., a venture capital firm. Mr. Polestra is a director of Premisys Communications Holdings, Inc., a telecommunications equipment supplier, and of Individual Inc., a provider of customized information services.

     Mr. Sherizen has served on the Board of Directors of the Company since October 1989. Since 1983, Mr. Sherizen has served as President of Data Security Systems, Inc., a computer security consulting firm.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock as of July 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by each of the Selling Stockholders.

                                     SHARES BENEFICIALLY OWNED                           SHARES TO BE
                                                                 SHARES BEING         BENEFICIALLY OWNED
                                       PRIOR TO OFFERING(1)        OFFERED           AFTER OFFERING(1)(2)
                                     -------------------------   ------------      ------------------------
   NAME OF SELLING STOCKHOLDER       NUMBER         PERCENTAGE      NUMBER         NUMBER        PERCENTAGE
----------------------------------   ---------      ----------   ------------      -------       ----------
D. James Bidzos(3)................   1,145,936          3.0%        220,000        925,936           2.3%
Charles R. Stuckey, Jr.(4) .......     868,272          2.3%        150,000        718,272           1.8%
Rolf Ljung(5).....................     757,981          2.0%        350,000        407,981           1.0%
Hans Tholander(6).................     317,201            *         190,000        127,201             *
Bjorn Oste(7).....................     226,222            *         100,000        126,222             *
Arthur W. Coviello, Jr.(8) .......     221,090            *          45,000        176,090             *
Khris Loux(9).....................     198,194            *         109,006         89,188             *
Peter C. Loux(10).................     198,193            *         109,200         88,993             *
Peter Rostin(11)..................     148,827            *         131,000         17,827             *
Kairdos L.L.C.(12)................     147,752            *          30,000        117,752             *
Linda E. Saris(13)................     131,606            *           5,794        125,812             *
Johan Borendal(14)................     112,303            *          98,000         14,303             *
John Adams(15)....................      60,600            *          20,000         40,600             *
Tomas Brostrom(16)................      55,903            *          47,000          8,903             *
George M. Middlemas(17)...........      52,482            *           5,000         47,482             *
Elin Kempegard(5).................      31,056            *          27,500          3,556             *
Sara Kempegard(5).................      31,056            *          27,500          3,556             *
Eva Ljung(5)......................      31,056            *          27,500          3,556             *
Lotta Ljung(5)....................      31,056            *          27,500          3,556             *
Agnes Ljung-Lindberg(5)...........      31,056            *          27,500          3,556             *
Fanny Ljung-Lindberg(5)...........      31,056            *          27,500          3,556             *
Fredrik Tholander(6)..............      31,056            *          18,000         13,056             *
Jacob Tholander(6)................      31,056            *          18,000         13,056             *
Mervi Brostrom(16)................      15,528            *          13,000          2,528             *

---------------
   * Less than 1%

 (1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission (the "SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within 60 days of July 31, 1997 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

 (2) Assumes no exercise of the Underwriters' over-allotment option.

 (3) The number of shares beneficially owned by Mr. Bidzos prior to this offering (i) includes 147,752 shares held by Kairdos L.L.C., a Delaware limited liability company ("Kairdos") of which Mr. Bidzos is the General Manager and a member, and 570,771 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and (ii) excludes 225,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. The number of shares beneficially owned by Mr. Bidzos after this offering includes 117,752 shares held by Kairdos and 570,771 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 225,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. Mr. Bidzos disclaims beneficial ownership of the shares held by Kairdos except to the extent of his proportionate pecuniary interest therein.

 (4) The number of shares beneficially owned by Mr. Stuckey prior to this offering includes 50,000 shares held by the Stuckey Family Charitable Remainder Unitrust (the "Stuckey Trust") and 375,000 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 125,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. The number of shares being offered hereby by Mr. Stuckey includes 40,000 shares held by the Stuckey Trust. The number of shares beneficially owned by Mr. Stuckey after this offering includes 10,000 shares held by the Stuckey Trust and 375,000 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 125,000 shares covered by stock options not exercisable within 60 days of July 31, 1997.

 (5) Mr. Ljung served as Chairman of the Board of DynaSoft until its acquisition by the Company in July 1997, and currently serves as a consultant to the Company. Eva Ljung and Lotta Ljung are daughters of Mr. Ljung, and Elin Kempegard, Sara Kempegard, Agnes Ljung-Lindberg and Fanny Ljung-Lindberg are granddaughters of Mr. Ljung.

 (6) The number of shares beneficially owned by Mr. Tholander prior to and after the offering excludes 25,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. Mr. Tholander is President and a member of the Board of Directors of DynaSoft. He also served as a member of the Board of Directors and as President of Securix, Inc., a California corporation and a wholly owned subsidiary of DynaSoft ("Securix"), until its acquisition by the Company in July 1997. Frederik Tholander and Jacob Tholander are sons of Mr. Tholander.

 (7) The number of shares beneficially owned by Mr. Oste prior to and after the offering excludes 100,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. Mr. Oste is Chief of Marketing and Sales of DynaSoft. He also served as a member of the Board of Directors of DynaSoft until its acquisition by the Company in July 1997. Mr. Oste is Vice President, Product Management of the Company.

 (8) The number of shares beneficially owned by Mr. Coviello prior to and after the offering includes 220,000 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 270,000 shares covered by stock options not exercisable within 60 days of July 31, 1997.

 (9) The number of shares beneficially owned by Khris Loux prior to and after the offering excludes 100,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. Khris Loux has served as Vice President of Sales and Marketing of Securix since July 1993. He served on the Board of Directors of DynaSoft from July 1996 until its acquisition by the Company in July 1997. He also served as a member of the Board of Directors of Securix from July 1993 until its acquisition by the Company in July 1997. Since July 1997, he has served as Vice President, Corporate Development of the Company. Khris Loux is the nephew of Peter C. Loux.

(10) The number of shares beneficially owned by Peter C. Loux prior to the offering includes 61,043 shares held by The Peter C. Loux Charitable Remainder Unitrust (the "Loux Trust"), the sole trustee of which is Peter
     C. Loux. The number of shares being offered hereby by Peter C. Loux includes 7,200 shares held by the Loux Trust. The number of shares beneficially owned by Peter C. Loux after the offering includes 53,843 shares held by the Loux Trust. Peter C. Loux served as the Chairman of the Board and Chief Executive Officer of Securix from July 1993 until its acquisition by the Company in July 1997. From July 1993 to August 1996, he also served as President of Securix. He also served on the Board of Directors of DynaSoft from July 1996 until its acquisition by the Company in July 1997. He currently serves as a consultant to the Company. Peter C. Loux is the uncle of Khris Loux.

(11) The number of shares beneficially owned by Mr. Rostin prior to and after the offering excludes 70,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. He also served as a member of the Board of Directors of DynaSoft until its acquisition by the Company in July 1997. Mr. Rostin is Senior Officer of Research and Technology of DynaSoft.

(12) Mr. Bidzos is the General Manager and a member of Kairdos. Mr. Bidzos disclaims beneficial ownership of the shares held by Kairdos except to the extent of his proportionate pecuniary interest therein.

(13) The number of shares beneficially owned by Ms. Saris prior to and after the offering includes 12,917 shares held jointly by Ms. Saris and Brian T. Watson and 11,248 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 18,750 shares covered by stock options not exercisable within 60 days of July 31, 1997.

(14) The number of shares beneficially owned by Mr. Borendal prior to and after the offering excludes 100,000 shares covered by stock options not exercisable within 60 days of July 31, 1997. Mr. Borendal is Vice President of Engineering of DynaSoft. He also served as a member of the Board of Directors of DynaSoft until its acquisition by the Company in July 1997.

(15) The number of shares beneficially owned by Dr. Adams prior to and after the offering includes 60,600 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 137,500 shares covered by stock options not exercisable within 60 days of July 31, 1997.

(16) Mr. Brostrom is Vice President of Finance of DynaSoft. Mervi Brostrom is the wife of Mr. Brostrom.

(17) The number of shares beneficially owned by Mr. Middlemas prior to and after the offering includes 24,500 shares which may be acquired pursuant to stock options exercisable within 60 days of July 31, 1997 and excludes 12,000 shares covered by stock options not exercisable within 60 days of July 31, 1997.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, BT Alex. Brown Incorporated, BancAmerica Robertson Stephens and Cowen & Company (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                NUMBER
                                  UNDERWRITER                                  OF SHARES
    ------------------------------------------------------------------------   ---------
    BT Alex. Brown Incorporated.............................................   1,000,000
    BancAmerica Robertson Stephens..........................................   1,000,000
    Cowen & Company.........................................................   1,000,000
                                                                               ---------
              Total.........................................................   3,000,000
                                                                               =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $1.08 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933.

     The Company has agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence. Each of the Company's directors and executive officers and certain of its securityholders have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of (i) any shares of Common Stock beneficially owned by them prior to the 50th day after the date of this Prospectus, (ii) no more than an aggregate of approximately 669,736 shares on or after such 50th day, but prior to the 90th day after the date of this Prospectus and (iii) no more than an aggregate of approximately 669,736 additional shares (for a total of approximately 1,339,472 additional shares) on or after the 70th day, but prior to the 90th day after the date of this Prospectus.

     In connection with this offering, the Underwriters and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an Underwriter or a dealer for distributing Common Stock in this offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     As permitted by Rule 103 of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), Underwriters or prospective Underwriters that are market makers (passive market makers) in the Common Stock may make bids for or purchases of shares of Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for shares of Common Stock by persons who are not passive market makers and (iii) bids made by passive market makers must be identified as such.

     BancAmerica Robertson Stephens and BT Alex. Brown Incorporated provided financial advisory services to the Company in connection with the Company's acquisition of RSA in July 1996, and BancAmerica Robertson Stephens provided financial advisory services to the Company in connection with the acquisition of DynaSoft in July 1997. In each case, the Company paid customary financial advisory fees to BancAmerica Robertson Stephens and BT Alex. Brown Incorporated for such services.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The supplemental and historical consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, except as they relate to the consolidated financial statements of RSA as of December 31, 1995 and for each of the two years in the period ended December 31, 1995, included in, or incorporated by reference in, this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports with respect to (i) the Supplemental Consolidated Financial Statements dated July 15, 1997 (which expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement of the historical consolidated financial statements for a pooling of interests and a change in the Company's method of accounting for option grants requiring stockholder approval in 1996) included herein and (ii) the Company's historical consolidated financial statements and schedule dated January 22, 1997 (the report on the historical consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the Company's method of accounting for option grants requiring stockholder approval in 1996) incorporated by reference herein. The consolidated financial statements of RSA as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 (not presented separately herein) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated by reference herein and are included and incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The supplemental and historical financial statements of the Company have been so included and incorporated by reference in reliance upon the reports of Deloitte & Touche LLP given upon its authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance with the Exchange Act files reports, proxy statements and other information with the SEC. The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with the SEC with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Seven World Trade Center, Suite 1300, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company can be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, the Company's Current Report on Form 8-K dated July 15, 1997, including the amendments thereto on Form 8-K/A filed with the SEC on July 31, 1997 and August 4, 1997, and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed by the Company with the SEC on November 15, 1994, are incorporated by reference in this Prospectus. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the respective dates of filing of such documents. Any statement in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Copies of the above documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) may be obtained upon written or oral request without charge from the Company, 20 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations, telephone (781) 687-7000.

                      SECURITY DYNAMICS TECHNOLOGIES, INC.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Deloitte & Touche LLP, independent auditors.................................   F-2
Report of Ernst & Young LLP, independent auditors.....................................   F-3
Supplemental Consolidated Balance Sheets as of December 31, 1995 and 1996 and
  (Unaudited) June 30, 1997...........................................................   F-4
Supplemental Consolidated Statements of Income for the Years Ended December 31, 1994,
  1995 and 1996 and (Unaudited) the Six Months Ended June 30, 1996 and 1997...........   F-5
Supplemental Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 1994, 1995 and 1996 and (Unaudited) the Six Months Ended June 30,
  1997................................................................................   F-6
Supplemental Consolidated Statements of Cash Flows for the Years Ended December 31,
  1994, 1995 and 1996 and (Unaudited) the Six Months Ended June 30, 1996 and 1997.....   F-7
Notes to Supplemental Consolidated Financial Statements...............................   F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Security Dynamics Technologies, Inc. and Subsidiaries:

     We have audited the accompanying supplemental consolidated balance sheets of Security Dynamics Technologies, Inc. (the "Company") and subsidiaries as of December 31, 1995 and 1996, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The supplemental consolidated financial statements give retroactive effect to the merger of the Company and RSA Data Security, Inc., which has been accounted for as a pooling of interests as described in Note 2 of notes to the supplemental consolidated financial statements. We did not audit the consolidated balance sheet of RSA Data Security, Inc. as of December 31, 1995, or the related consolidated statements of income, stockholders' equity, and cash flows of RSA Data Security, Inc. for the years ended December 31, 1994 and 1995, which consolidated statements reflect total assets of $24,793,000 as of December 31, 1995, and total revenues of $3,077,000 and $11,600,000 for the years ended December 31, 1994 and 1995, respectively. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for RSA Data Security, Inc. for 1994 and 1995, is based solely on the report of such other auditors.

     The supplemental consolidated financial statements also give retroactive effect to the acquisition of DynaSoft AB as of July 15, 1997, which has been accounted for as a pooling of interests as described in Note 2 of notes to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not cover the date of consummation. These supplemental consolidated financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Dynamics Technologies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles for financial statements that are issued for a period which includes the date of consummation of the DynaSoft AB business combination.

     As discussed in Note 5 of the notes to the supplemental consolidated financial statements, in 1996 the Company changed its method of accounting for option grants requiring stockholder approval in 1996.

                                          DELOITTE & TOUCHE LLP
Boston, Massachusetts
July 15, 1997

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors
RSA Data Security, Inc.

     We have audited the consolidated balance sheet of RSA Data Security, Inc. as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and 1994 (none of which are presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RSA Data Security, Inc. as of December 31, 1995, and the consolidated results of its operations and its cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Palo Alto, California
April 8, 1996

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      DECEMBER 31,
                                                                  ---------------------      JUNE 30,
                                                                    1995         1996          1997
                                                                  --------     --------     -----------
                                                                                            (UNAUDITED)
                                                ASSETS
CURRENT ASSETS:
  Cash and equivalents..........................................  $ 50,730     $ 11,175      $  24,316
  Marketable securities.........................................    61,637       95,320         86,437
  Accounts receivable (less allowance for doubtful accounts of
    $724 in 1995, $527 in 1996 and $802 in 1997)................     8,633       16,500         19,519
  Inventory.....................................................     1,445        2,606          3,189
  Prepaid expenses and other....................................     1,537        4,204          6,069
  Deferred taxes................................................        --           --             79
                                                                  --------     --------       --------
         TOTAL CURRENT ASSETS...................................   123,982      129,805        139,609
                                                                  --------     --------       --------
PROPERTY AND EQUIPMENT
  Customer support equipment....................................       187          294            294
  Office furniture and equipment................................     4,147       11,007         14,562
  Leasehold improvements........................................       309        2,863          3,179
                                                                  --------     --------       --------
         TOTAL PROPERTY AND EQUIPMENT...........................     4,643       14,164         18,035
  Less accumulated depreciation and amortization................    (1,998)      (3,596)        (5,151)
                                                                  --------     --------       --------
         PROPERTY AND EQUIPMENT -- NET..........................     2,645       10,568         12,884
                                                                  --------     --------       --------
OTHER ASSETS:
  Investments...................................................       872        2,924          2,187
  Purchased technology and capitalized software costs -- net....       446          197            247
  Deferred taxes................................................       414        1,026          1,026
  Other.........................................................       300        1,455          1,115
                                                                  --------     --------       --------
         TOTAL OTHER ASSETS.....................................     2,032        5,602          4,575
                                                                  --------     --------       --------
TOTAL...........................................................  $128,659     $145,975      $ 157,068
                                                                  ========     ========       ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................................  $  2,860     $  5,119      $   4,481
  Accrued payroll and related benefits..........................     3,187        4,829          5,520
  Accrued expenses and other....................................     2,618        4,269          5,098
  Income taxes payable..........................................       349           51             --
  Deferred revenue..............................................     4,520        5,503          4,852
  Deferred taxes................................................     6,099          832             --
                                                                  --------     --------       --------
         TOTAL CURRENT LIABILITIES..............................    19,633       20,603         19,951
                                                                  --------     --------       --------
MINORITY INTERESTS..............................................        --        1,194          2,578
                                                                  --------     --------       --------
COMMITMENTS AND CONTINGENCIES (NOTES 8 AND 10)
STOCKHOLDERS' EQUITY
  Common stock, $.01 par value; authorized, 80,000,000 shares;
    issued, 35,137,771, 37,220,893 and 37,903,889 shares in
    1995, 1996 and 1997; outstanding, 35,137,475, 37,220,597,
    and 37,903,380 shares in 1995, 1996 and 1997................       351          372            379
  Additional paid-in capital....................................    94,452      102,322        104,607
  Retained earnings.............................................     4,510       17,685         27,761
  Deferred stock compensation...................................      (292)        (174)          (141)
  Treasury stock, common, at cost, 296 shares in 1995 and 1996,
    509 shares in 1997..........................................        --           --             --
  Cumulative translation adjustment.............................        95          493           (194)
  Unrealized gain on marketable securities -- net...............     9,910        3,480          2,127
                                                                  --------     --------       --------
         TOTAL STOCKHOLDERS' EQUITY.............................   109,026      124,178        134,539
                                                                  --------     --------       --------
TOTAL...........................................................  $128,659     $145,975      $ 157,068
                                                                  ========     ========       ========

          See notes to supplemental consolidated financial statements.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            SIX MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,               JUNE 30,
                                     ---------------------------------     -------------------
                                       1994         1995        1996        1996        1997
                                     ---------     -------     -------     -------     -------
                                                                               (UNAUDITED)
REVENUE............................  $  23,866     $49,412     $83,817     $36,111     $61,374
COST OF REVENUE....................      4,837       8,920      18,207       7,451      13,147
                                       -------     -------     -------     -------     -------
GROSS PROFIT.......................     19,029      40,492      65,610      28,660      48,227
COSTS AND EXPENSES:
  Research and development.........      4,314       6,292      12,382       5,533       8,646
  Purchased research and
     development...................         --         648       1,000          --          --
  Marketing and selling............      8,931      14,263      24,429      10,824      18,770
  General and administrative.......      3,368      10,375      13,403       6,061       7,609
  Merger expenses..................         --          --       6,100          --          --
                                       -------     -------     -------     -------     -------
          Total....................     16,613      31,578      57,314      22,418      35,025
                                       -------     -------     -------     -------     -------
INCOME FROM OPERATIONS.............      2,416       8,914       8,296       6,242      13,202
Interest income and other..........        166       1,843       5,004       2,500       2,717
Gain on sale of marketable
  securities and other income
  (expense)........................         99          62      10,872        (141)        197
                                       -------     -------     -------     -------     -------
Income before provision for income
  taxes............................      2,681      10,819      24,172       8,601      16,116
Provision for income taxes.........      1,453       3,369      10,997       3,147       6,040
                                       -------     -------     -------     -------     -------
NET INCOME.........................  $   1,228     $ 7,450     $13,175     $ 5,454     $10,076
                                       =======     =======     =======     =======     =======
                                     Pro Forma
Net income per common and common
  equivalent share.................  $    0.05     $  0.22     $  0.34     $  0.14     $  0.26
                                       =======     =======     =======     =======     =======
Weighted average number of common
  and common equivalent shares
  outstanding......................     25,231      34,115      38,877      38,398      39,418
                                       =======     =======     =======     =======     =======

          See notes to supplemental consolidated financial statements.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         COMMON STOCK       ADDITIONAL   RETAINED     DEFERRED      TREASURY STOCK    CUMULATIVE
                                      -------------------    PAID-IN     EARNINGS      STOCK       ----------------   TRANSLATION
                                        SHARES     AMOUNT    CAPITAL     (DEFICIT)  COMPENSATION   SHARES    AMOUNT   ADJUSTMENT
                                      ----------   ------   ----------   --------   ------------   -------   ------   ----------
Balance, January 1, 1994............. 11,831,489    $118     $  1,778    $(3,750)      $   --       90,296    $ (1)     $ (146)
 Common and Treasury stock
   issued for services...............     52,032      --           21         --           --      (90,000)      1          --
 Exercise of stock options...........    152,376       1           41         --           --           --      --          --
 Deferred stock compensation.........         --      --          360         --         (360)          --      --          --
 Amortization of deferred stock
   compensation......................         --      --           --         --           85           --      --          --
 Issuance of common stock............  6,276,854      63       22,041         --           --           --      --          --
 Translation adjustment..............         --      --           --         --           --           --      --        (347)
 Dividends accrued on preferred
   stock.............................         --      --           --       (418)          --           --      --          --
 Conversion of preferred stock to
   common stock...................... 11,288,756     113        8,832         --           --           --      --          --
 Net income..........................         --      --           --      1,228           --           --      --          --
                                      ----------    ----     --------    -------        -----      -------     ---       -----
 Balance, December 31, 1994.......... 29,601,507     295       33,073     (2,940)        (275)         296      --        (493)
 Exercise of stock options...........    957,434      10          632         --           --           --      --          --
 Tax benefit arising from exercise
   of stock options..................         --      --          225         --           --           --      --          --
 Deferred stock compensation.........         --      --          157         --         (157)          --      --          --
 Amortization of deferred stock
   compensation......................         --      --           --         --          140           --      --          --
 Issuance of common stock............  4,578,830      46       60,365         --           --           --      --          --
 Translation adjustment..............         --      --           --         --           --           --      --         588
 Change in unrealized gain on
   marketable securities.............         --      --           --         --           --           --      --          --
 Net income..........................         --      --           --      7,450           --           --      --          --
                                      ----------    ----     --------    -------        -----      -------     ---       -----
Balance, December 31, 1995........... 35,137,771     351       94,452      4,510         (292)         296      --          95
 Exercise of stock options...........    817,123       8        2,598         --           --           --      --          --
 Tax benefit arising from exercise
   of stock options..................         --      --        3,702         --           --           --      --          --
 Compensation expense................         --      --        1,049         --           --           --      --          --
 Amortization of deferred stock
   compensation......................         --      --           --         --          118           --      --          --
 Issuance of common stock............  1,265,999      13          521         --           --           --      --          --
 Translation adjustment..............         --      --           --         --           --           --      --         398
 Change in unrealized gain on
   marketable securities.............         --      --           --         --           --           --      --          --
 Net income..........................         --      --           --     13,175           --           --      --          --
                                      ----------    ----     --------    -------        -----      -------     ---       -----
Balance, December 31, 1996........... 37,220,893     372      102,322     17,685         (174)         296      --         493
 Unaudited:
   Settlement of RSA escrow..........    (36,037)     --           --         --           --          213      --          --
   Exercise of stock options.........    719,033       7        1,697         --           --           --      --          --
   Compensation expense..............         --      --          588         --           --           --      --          --
   Amortization of deferred stock
     compensation....................         --      --           --         --           33           --      --          --
   Translation adjustment............         --      --           --         --           --           --      --        (687)
   Change in unrealized gain
     on marketable securities........         --      --           --         --           --           --      --          --
   Net income........................         --      --           --     10,076           --           --      --          --
                                      ----------    ----     --------    -------        -----      -------     ---       -----
Balance, June 30, 1997 (unaudited)... 37,903,889    $379     $104,607    $27,761       $ (141)         509    $ --      $ (194)
                                      ==========    ====     ========    =======        =====      =======     ===       =====

                                       UNREALIZED
                                        GAIN ON     STOCKHOLDERS'
                                       MARKETABLE      EQUITY
                                       SECURITIES   (DEFICIENCY)
                                       ----------   -------------
                                      <
Balance, January 1, 1994.............   $     --      $  (2,001)
 Common and Treasury stock
   issued for services...............         --             22
 Exercise of stock options...........         --             42
 Deferred stock compensation.........         --             --
 Amortization of deferred stock
   compensation......................         --             85
 Issuance of common stock............         --         22,104
 Translation adjustment..............         --           (347)
 Dividends accrued on preferred
   stock.............................         --           (418)
 Conversion of preferred stock to
   common stock......................         --          8,945
 Net income..........................         --          1,228
                                         -------       --------
 Balance, December 31, 1994..........         --         29,660
 Exercise of stock options...........         --            642
 Tax benefit arising from exercise
   of stock options..................         --            225
 Deferred stock compensation.........         --             --
 Amortization of deferred stock
   compensation......................         --            140
 Issuance of common stock............         --         60,411
 Translation adjustment..............         --            588
 Change in unrealized gain on
   marketable securities.............      9,910          9,910
 Net income..........................         --          7,450
                                         -------       --------
Balance, December 31, 1995...........      9,910        109,026
 Exercise of stock options...........         --          2,606
 Tax benefit arising from exercise
   of stock options..................         --          3,702
 Compensation expense................         --          1,049
 Amortization of deferred stock
   compensation......................         --            118
 Issuance of common stock............         --            534
 Translation adjustment..............         --            398
 Change in unrealized gain on
   marketable securities.............     (6,430)        (6,430)
 Net income..........................         --         13,175
                                         -------       --------
Balance, December 31, 1996...........      3,480        124,178
 Unaudited:
   Settlement of RSA escrow..........         --             --
   Exercise of stock options.........         --          1,704
   Compensation expense..............         --            588
   Amortization of deferred stock
     compensation....................         --             33
   Translation adjustment............         --           (687)
   Change in unrealized gain
     on marketable securities........     (1,353)        (1,353)
   Net income........................         --         10,076
                                         -------       --------
Balance, June 30, 1997 (unaudited)...   $  2,127      $ 134,539
                                         =======       ========

          See notes to supplemental consolidated financial statements.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  SIX MONTHS ENDED JUNE
                                                YEARS ENDED DECEMBER 31,                   30,
                                            ---------------------------------     ---------------------
                                             1994         1995         1996         1996         1997
                                            -------     --------     --------     --------     --------
                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................  $ 1,228     $  7,450     $ 13,175     $  5,454     $ 10,076
  Adjustments to reconcile net income to
    net cash provided by (used for)
    operating activities:
    Gain on sale of marketable
       securities.........................       --           --      (11,027)          --           --
    Deferred taxes........................       57         (746)      (1,548)         (50)         224
    Purchased research and development....       --          648        1,000           --           --
    Depreciation and amortization.........      633        1,085        1,815          845        1,465
    Provision for notes receivable........       --          200           --           --           --
    Stock compensation....................       48          181        1,167          166          621
    Equity in (profits) losses of
       investees and minority interest....      (97)          20          (19)          --           --
    Increase (decrease) in cash from
       changes in:
       Accounts receivable................     (182)      (3,281)      (7,950)      (3,979)      (3,563)
       Inventory..........................     (629)        (309)      (1,161)        (920)        (583)
       Prepaid expenses and other.........     (539)      (1,125)      (2,666)      (1,721)        (777)
       Accounts payable...................    1,021        1,553        2,260        2,392         (611)
       Accrued payroll and related
         benefits.........................      494        1,808        1,652         (805)         764
       Accrued expenses and other.........       99          824        1,938          589          877
       Income taxes payable...............      101          265         (298)        (373)        (946)
       Deferred revenue...................      899        2,320        1,000         (764)        (573)
                                            -------     --------     --------     --------     --------
         NET CASH PROVIDED BY (USED FOR)
           OPERATING ACTIVITIES...........    3,133       10,893         (662)         834        6,974
                                            -------     --------     --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities.......   (7,966)     (64,730)    (119,619)     (75,052)     (48,027)
  Sales and maturities of marketable
    securities............................       --       27,842       85,975       36,382       55,628
  Expenditures for property and
    equipment.............................     (981)      (1,891)      (9,418)      (2,597)      (4,018)
  Notes receivable........................     (228)        (274)          --           --           --
  Capitalized software costs and purchased
    technology............................     (118)        (924)      (1,061)          20         (112)
  Investments and other...................        9         (734)      (3,224)      (1,477)         323
                                            -------     --------     --------     --------     --------
         NET CASH PROVIDED BY (USED FOR)
           INVESTING ACTIVITIES...........   (9,284)     (40,711)     (47,347)     (42,724)       3,794
                                            -------     --------     --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock, net
    of issuance costs.....................   22,104       60,411          534          536          133
  Proceeds from exercise of stock options
    and from stock purchase plans.........       42          642        2,606          541        1,704
  Tax benefit from exercise of stock
    options...............................       --          225        3,702           --           --
  Minority interests......................       --           --        1,213           --        1,384
  Other...................................      (81)        (786)         537         (111)        (502)
                                            -------     --------     --------     --------     --------
         NET CASH PROVIDED BY FINANCING
           ACTIVITIES.....................   22,065       60,492        8,592          966        2,719
                                            -------     --------     --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND EQUIVALENTS.........................       88          195         (138)         (35)        (346)
                                            -------     --------     --------     --------     --------
NET INCREASE (DECREASE) IN CASH AND
  EQUIVALENTS.............................   16,002       30,869      (39,555)     (40,959)      13,141
CASH AND EQUIVALENTS, BEGINNING OF
  PERIOD..................................    3,859       19,861       50,730       50,730       11,175
                                            -------     --------     --------     --------     --------
CASH AND EQUIVALENTS, END OF PERIOD.......  $19,861     $ 50,730     $ 11,175     $  9,771     $ 24,316
                                            =======     ========     ========     ========     ========

          See notes to supplemental consolidated financial statements.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS -- Security Dynamics Technologies, Inc. ("SDI," which, together with its subsidiaries, is referred to as the "Company") is a leading provider of enterprise network and data security solutions. The Company's products help companies conduct business securely, protect corporate information assets and facilitate business-to-business electronic commerce. The Company's products include its SecurID "tokens" and ACE/Server software, which authenticate the identity of users accessing networked or stand-alone computer resources, RSA developer toolkits and other products used to implement cryptographic data security applications and the BoKS product family, which provides a broad range of security solutions, including secure single sign-on solutions.

     The principal markets for the Company's products are the United States, Canada, Latin America, Europe and the Far East, with the United States, Europe and Canada currently being the largest.

     BASIS OF PRESENTATION -- The supplemental consolidated financial statements have been prepared to give retroactive effect to the acquisition of DynaSoft AB ("DynaSoft") on July 15, 1997 (see Note 2), which has been accounted for as a pooling of interests ("pooling"). Generally accepted accounting principles proscribe giving effect to a merger or business combination accounted for as a pooling in financial statements that do not include the date of consummation. Although these supplemental consolidated financial statements do not extend through the date of consummation, they will become the Company's historical consolidated financial statements after financial statements including the consummation date are issued.

     PRINCIPLES OF CONSOLIDATION -- The supplemental consolidated financial statements include all accounts of SDI and its subsidiaries. Strategic equity investments for which the Company does not have the ability to exercise significant influence are carried at cost. Investments in partnerships are accounted for in accordance with the allocation of profits and losses under the partnership agreements.

     In the fourth quarter of 1996 and the first half of 1997, RSA sold minority interests, which aggregate 24% as of June 30, 1997, in its Japanese subsidiary to third parties for $1,213 and $1,384, respectively. The minority interests in the subsidiary's profits and losses since the purchase dates are not material and are included in interest income and other income in the supplemental consolidated statements of income.

     INTERIM RESULTS (UNAUDITED) -- In the opinion of management, the accompanying interim unaudited supplemental consolidated financial statements as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 have been prepared on the same basis as the audited supplemental consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and operating results of the Company for such periods.

     STOCK SPLITS -- In October 1995 and October 1996, the Board of Directors declared two-for-one splits of the Company's common stock effected in the form of stock dividends. All share and per share data have been adjusted to reflect the two-for-one stock splits of the Company's common stock.

     REVENUE RECOGNITION -- Revenue from software license fees, developer toolkits, patent license fees and the sale of hardware products is recognized upon shipment of the product, provided that no significant obligations remain and collection of the receivable is considered probable. Shipments to distributors are based upon receipt of a purchase order from end users by the

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES distributor. Revenue from charges for maintenance services is deferred and recognized ratably over the maintenance period, generally twelve months. No customer accounted for 10% or more of the Company's revenue in any period reported.

     WARRANTY POLICY -- The Company's standard practice is to provide a warranty on all SecurID tokens for the customer-selected programmed life of the token and to replace any damaged tokens (other than tokens damaged by a user's negligence or alteration) free of charge. The Company generally sells each of its other products to customers with a warranty for a specified period. The Company provides a reserve for warranties based upon historical experience.

     INVENTORY -- Inventory consists primarily of finished SecurID tokens and ACM hardware products and is stated at the lower of cost (first-in, first-out method) or market.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (two to five years).

     RESEARCH AND DEVELOPMENT, CAPITALIZED SOFTWARE AND PURCHASED TECHNOLOGY COSTS -- Research and development costs, including purchased research and development, are expensed as incurred. The Company capitalizes certain software costs after technological feasibility has been established. Capitalized amounts are reported at the lower of unamortized cost or net realizable value and are amortized to cost of revenue over the estimated useful lives (two to three years) starting at the general release of the software product to customers. Purchased technology consists of acquired software and is recorded at cost. Amortization is provided over estimated lives of two years. Amortization expense for capitalized software and purchased technology approximated $176, $298 and $330 for 1994, 1995 and 1996, respectively, and $135 and $166 for the six months ended June 30, 1996 and 1997, respectively.

     CASH EQUIVALENTS -- The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

     MARKETABLE SECURITIES -- The Company classifies its marketable securities as "available for sale," and, accordingly, carries such securities at aggregate fair value. Unrealized gains and losses are included as a component of stockholders' equity, net of tax effect. The Company's marketable securities consisted of the following:

                                            DECEMBER 31,
                             -------------------------------------------
                                     1995                   1996              JUNE 30, 1997
                             --------------------   --------------------   --------------------
                             AGGREGATE              AGGREGATE              AGGREGATE
                             FAIR VALUE    COST     FAIR VALUE    COST     FAIR VALUE    COST
                             ----------   -------   ----------   -------   ----------   -------
    U.S. Government
      obligations..........   $ 43,796    $43,632    $ 88,171    $88,161    $ 69,710    $69,672
    Corporate equity
      securities...........     16,680         60       5,809         20       4,512        983
    Tax-exempt
      securities...........      1,013      1,013          --         --          --         --
    Corporate debt
      securities...........        148        145       1,340      1,340      12,215     12,227
                               -------    -------     -------    -------     -------    -------
             Total.........   $ 61,637    $44,850    $ 95,320    $89,521    $ 86,437    $82,882
                               =======    =======     =======    =======     =======    =======

     At December 31, 1996 and June 30, 1997, substantially all of the Company's U.S. Government obligations and corporate debt securities had contractual maturities of two years or less. There were no sales of marketable securities for 1994, 1995 or the six months ended June 30, 1997. Proceeds from the sale of marketable securities for 1996 amounted to $11,067. The specific identified cost

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES basis of the securities was used to determine the gain. Unrealized gross gains at December 31, 1995, 1996 and June 30, 1997 were $16,687, $5,799 and $3,555, respectively.

     ADVERTISING -- Advertising costs are expensed as incurred. Total advertising expense was approximately $424, $501 and $561 for 1994, 1995 and 1996, respectively, and $218 and $145 for the six months ended June 30, 1996 and 1997, respectively.

     INCOME TAXES -- The Company utilizes the liability method of accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Company provides for taxes on the undistributed earnings of foreign subsidiaries which are ultimately expected to be remitted to the parent company. Unrecognized provisions for taxes on undistributed earnings of foreign subsidiaries which are considered permanently invested are not material to the Company's consolidated financial position or results of operations.

     FOREIGN CURRENCY -- The Company considers the local currencies of the countries in which the Company's branches and subsidiaries are domiciled to be the functional currencies. Translation adjustments are accumulated in a separate component of equity.

     NET INCOME PER SHARE -- Net income per share is based on the weighted average number of common shares outstanding which assumes on a pro forma basis for 1994 that all series of convertible preferred stock had been converted to common stock as of the original issuance dates. All series of the Company's preferred stock were converted into shares of common stock on December 21, 1994. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 (the "Bulletin"). The Bulletin requires all shares of common stock issued and options to purchase shares of common stock granted by the Company during the twelve-month period prior to the filing of an initial public offering be included in the calculation as if they were outstanding for all periods. For 1994, historical income per share, which excludes the assumed conversions of the convertible preferred, was $0.01.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share," which is required to be adopted in the fourth quarter of 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 and is intended to simplify the computation of earnings per share and to make the U.S. computations more comparable with international computations. The pro forma basic and diluted earnings per share (as defined by SFAS No. 128) would have been as follows:

                                                                              SIX MONTHS
                                                                                 ENDED
                                              YEARS ENDED DECEMBER 31,         JUNE 30,
                                              -------------------------     ---------------
                                              1994      1995      1996      1996      1997
                                              -----     -----     -----     -----     -----
    Basic...................................  $0.05     $0.23     $0.36     $0.15     $0.27
    Diluted.................................   0.05      0.22      0.34      0.14      0.26

     FINANCIAL INSTRUMENTS -- The carrying values of cash and equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. Marketable securities are carried at aggregate fair value. The Company's 24% interest in VeriSign, Inc. ("VeriSign") (Note 3) is accounted for under the equity method. Other investments represent strategic equity positions in companies and are stated at cost. It is not practicable to measure the estimated fair value of such investments.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

     Two of the companies in which the Company has equity positions had initial public offerings in 1996. In April 1997, an amendment to Rule 144 under the Securities Act of 1933, became effective, which, among other things, shortened the holding periods for sales of restricted securities under Rule 144. As a result of this amendment, the Rule 144 holding-period requirements for certain restricted securities (including shares of common stock of the two companies which completed initial public offerings in 1996) currently held by the Company will be met in 1997. Accordingly, these restricted securities, which have a cost of $737, have been reclassified in 1997 from investments to marketable securities as of June 30, 1997.

     USE OF ESTIMATES -- The preparation of the Company's supplemental consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     CONCENTRATION OF CREDIT RISK -- The Company licenses its ACE/Server and BoKS software and token technology to various customers in a diverse industry range. Toolkit and patent licenses are issued primarily to companies in the computer and software industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires no collateral from its customers.

     STOCK-BASED COMPENSATION -- The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock option grants to employees (and non-employees prior to January 1, 1996). Since January 1, 1996, the Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" and related interpretations for accounting for stock option grants to non-employees.

     LONG-LIVED ASSETS -- Effective January 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for 1996. The adoption of SFAS No. 121 did not have an impact on the Company's supplemental consolidated financial statements.

     RECENT ACCOUNTING PRONOUNCEMENTS -- In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 130" and "SFAS 131", respectively). The Company will be required to adopt the provisions of these statements in fiscal 1998. SFAS 130 provides standards for reporting items considered to be "comprehensive income" and uses the term "other comprehensive income" to refer to revenue, expenses, gains and losses that are included in comprehensive income under generally accepted accounting principles but excluded from net income. Currently the only items considered other comprehensive income, as defined in SFAS 130 are the unrealized gains and losses on marketable securities and cumulative translation adjustments, which are recorded as components of stockholders' equity. SFAS 131 establishes new standards for reporting information about operating segments. The Company believes the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each reportable operating segment. The Company has not yet completed its analysis of which operating segments it will report on. The Company believes that the provisions of SFAS 130 will not, when adopted, have a material impact on the Company's financial statements.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

2.  MERGER AND ACQUISITION

     On July 15, 1997, SDI acquired DynaSoft AB (the "Acquisition" and "DynaSoft," respectively). On July 26, 1996, SDI completed a merger with RSA Data Security, Inc. (the "Merger" and "RSA," respectively). The Acquisition and the Merger have been accounted for as poolings of interests and therefore the supplemental consolidated financial statements for all periods prior to the Merger and the Acquisition have been restated to include the accounts and operations of RSA and DynaSoft with those of SDI. Expenses related to these transactions for investment banking, professional fees and other direct expenses are recorded at the respective dates of the Acquisition and Merger.

     RSA, located in Redwood City, California, is a leader in cryptography and develops, markets and supports cryptographic data security products and provides related consulting services. Products are licensed to original equipment manufacturers ("OEMs"), which incorporate the technology into their products. Developer toolkits and other products are used to implement cryptographic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

     DynaSoft is based in Stockholm, Sweden and offers a range of software security solutions, including secure single sign-on ("SSSO") solutions, through its BoKS product family. Products are sold worldwide through direct sales and through OEM licensing agreements with Sun Microsystems, Hewlett-Packard, and other companies.

     Under the terms of the Merger, each share of RSA common stock was exchanged for 1.66112 shares of the Company's common stock and the Company issued a total of 6,683,078 shares of its common stock to RSA stockholders and options to purchase a total of 1,316,922 shares of the Company's common stock to option holders of RSA.

     Under the terms of the Acquisition, the Company issued approximately 2.7 million shares of common stock in exchange for approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft. The Company paid $6,035 to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options.

     Investment banking, professional fees and other direct expenses incurred in connection with the Merger were approximately $6,100 in 1996. The Company anticipates expenses in connection with the Acquisition will approximate $7,000 and will be expensed in the third quarter of 1997.

     No adjustments to conform accounting policies of the Company and RSA were required. Adjustments to conform accounting policies of DynaSoft to those of the Company were not material.

     Revenue and net income (loss) for the previously separate companies were:

                                                                        SIX MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,            JUNE 30,
                                       ---------------------------     -------------------
                                        1994      1995      1996        1996        1997
                                       -------   -------   -------     -------     -------
    REVENUE
      SDI............................  $17,572   $33,804   $70,105     $26,240     $56,097
      RSA............................    3,077    11,600     6,043(a)    6,043(a)       --
      DynaSoft.......................    3,217     4,008     7,669       3,828       5,277
                                       -------   -------   -------     -------     -------
              Total..................  $23,866   $49,412   $83,817     $36,111     $61,374
                                       =======   =======   =======     =======     =======
    NET INCOME (LOSS)
      SDI............................  $ 2,315   $ 5,812   $13,428     $ 5,435     $10,231
      RSA............................   (1,727)      950      (383)(a)    (383)(a)      --
      DynaSoft.......................      640       688       130         402        (155)
                                       -------   -------   -------     -------     -------
              Total..................  $ 1,228   $ 7,450   $13,175     $ 5,454     $10,076
                                       =======   =======   =======     =======     =======

---------------
(a) Revenue and net loss of RSA for 1996 include only the six month period prior to the consummation of the Merger.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

     Pursuant to escrow agreements entered into with the Company by certain of the stockholders of DynaSoft and by RSA in connection with the Acquisition and the Merger, respectively, 10.0% of the shares of the Company's common stock issued to holders of DynaSoft's stock and 12.5% of the shares of the Company's common stock issued to holders of RSA stock and issuable to holders of RSA options were placed in escrow, pending settlement of any breaches of representations, warranties or covenants to the Acquisition and Merger agreements. In June 1997, the Company and the holders of the RSA shares reached settlement with respect to claims against the escrow shares and 36,250 shares were distributed to the Company and 837,957 shares were distributed to the holders of the RSA shares. Of the shares received by the Company, 213 shares were accounted for as treasury stock and the remainder were canceled.

3.  INVESTMENTS

     Investments were as follows:

                                                                  DECEMBER 31,    JUNE 30,
                                                                  -------------   --------
                                                                  1995    1996      1997
                                                                  ----   ------   --------
    VeriSign, Inc...............................................  $510   $  687    $  687
    VPNet Technologies, Inc.....................................    --    1,500     1,500
    Other.......................................................   362      737        --
                                                                  ----   ------    ------
              Total.............................................  $872   $2,924    $2,187
                                                                  ====   ======    ======

     Prior to 1997, other investments were carried at the lower of cost or estimated realizable value (See Note 1, "Financial Instruments".)

     VeriSign, Inc. -- On April 17, 1995, and February 20, 1996, SDI purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, of VeriSign of Redwood City, California for an aggregate purchase price of $687. VeriSign was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. During 1995, RSA granted certain rights and privileges in certain technology to VeriSign in connection with VeriSign's incorporation and received 4,000,000 shares of VeriSign common stock. The Company's voting interest was approximately 44% and 24%, at December 31, 1995 and 1996, respectively and 24% at June 30, 1997.

     VPNet Technologies, Inc. -- On December 2, 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1,500. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's voting stock and is carried at cost.

4.  PREFERRED STOCK

     In accordance with the Company's Second Restated Certificate of Incorporation, as in effect immediately prior to the Company's initial public offering (the "IPO"), all shares of the Company's Series A, B and C preferred stock were converted into 11,288,756 shares of common stock upon the closing of the IPO on December 21, 1994. At December 31, 1994, all shares of preferred stock had been canceled and retired.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

5.  STOCK OPTION AND PURCHASE PLANS

     1986 STOCK OPTION PLAN ("1986 PLAN") -- The Company's 1986 Plan terminated by its terms in 1996 although options remain outstanding at June 30, 1997. In general, options granted under the 1986 Plan become exercisable in equal annual installments over four years and expire ten years from the date of grant.

     1994 STOCK OPTION PLAN ("1994 PLAN") -- In October 1994, the Board of Directors adopted the Company's 1994 Plan. The 1994 Plan authorizes (i) the grant of options to purchase common stock intended to qualify as incentive stock options and (ii) the grant of options that do not so qualify (non-statutory options) to employees, officers, directors and consultants of the Company. Option exercise prices for incentive stock options granted under the 1994 Plan may not be less than 100% of the fair market value of the shares. In general, options granted under the 1994 Plan become exercisable in equal annual installments over four years and expire ten years from the date of grant. On April 24, 1997, at the Annual Meeting of Stockholders of the Company, the stockholders adopted an amendment increasing the number of shares authorized for issuance under the 1994 Plan from 4,820,000 to 6,570,000. Shares of common stock available for option grants were 1,801,185 at June 30, 1997.

     1994 DIRECTOR STOCK OPTION PLAN ("DIRECTOR PLAN") -- In October 1994, the Board of Directors adopted the Company's Director Plan. The Director Plan permits the granting of options to purchase up to a maximum of 300,000 shares of common stock to non-employee members of the Board of Directors. The exercise price of the options may not be less than 100% of the fair market value on the date of the grant. Options granted under the Director Plan become exercisable at the earlier of the date of the next Annual Meeting of Stockholders or one year from the date of grant and expire ten years from the date of grant. Shares of common stock available for option grant were 103,000 at June 30, 1997.

     1994 EMPLOYEE STOCK PURCHASE PLAN ("PURCHASE PLAN") -- In October 1994, the Board of Directors adopted the Company's Purchase Plan. The Purchase Plan provides for sales to participating employees of up to 400,000 shares of common stock, at prices of not less than 85% of the closing price on either the first day or the last day of the offering period, whichever is lower. Shares purchased under the Plan were 35,716, and 91,408 and 119,779 at December 31, 1995 and 1996 and at June 30, 1997, respectively.

     RSA OPTIONS -- At the effective date of the Merger, the then-outstanding options to purchase shares of RSA common stock, issued under RSA's 1987 Stock Option Plan (the "RSA Option Plan"), were exchanged for options to purchase an aggregate of 1,316,922 shares of the Company's common stock. All option activity data has been retroactively adjusted to the earliest period presented to give effect to the conversion of the RSA options. Incentive stock options and non-statutory stock options were awarded to employees, officers, directors, consultants and independent contractors and were generally immediately exercisable for a term of five years. In the event of termination of employment or consulting services, the Company has the option to repurchase at the original exercise price any unvested shares. At June 30, 1997, options as to 955,108 shares were subject to repurchase rights, and a total of 69,844 shares were subject to repurchase which were previously issued upon the exercise of stock options.

     DYNASOFT OPTIONS -- In connection with the Acquisition of DynaSoft, the Company exchanged options to purchase 44,931 shares of the Company's common stock for all of the then outstanding options to purchase shares of DynaSoft.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

     A summary of stock option activity under all plans, including converted RSA and DynaSoft options, is as follows:

                                                                          WEIGHTED AVERAGE
                                                                              EXERCISE
                                                               SHARES     PRICE PER SHARE
                                                              ---------   ----------------
    OUTSTANDING AT JANUARY 1, 1994..........................  2,181,990        $ 0.29
      Granted...............................................    666,082          1.11
      Exercised.............................................   (152,376)         0.06
                                                              ---------
    OUTSTANDING AT DECEMBER 31, 1994........................  2,695,696          0.47
      Granted...............................................  1,485,486          5.25
      Exercised.............................................   (921,718)         0.47
      Canceled..............................................    (80,269)         0.95
                                                              ---------
    OUTSTANDING AT DECEMBER 31, 1995........................  3,179,195          2.69
      Granted...............................................  2,332,212         29.12
      Exercised.............................................   (761,633)         2.33
      Canceled..............................................    (27,317)        21.57
                                                              ---------
    OUTSTANDING AT DECEMBER 31, 1996........................  4,722,457         15.71
      Granted...............................................    957,383         29.35
      Exercised.............................................   (690,662)         1.45
      Canceled..............................................    (81,796)        26.10
                                                              ---------
    OUTSTANDING AT JUNE 30, 1997............................  4,907,382         20.26
                                                              =========
      Exercisable at December 31, 1994......................  2,293,266          0.31
                                                              =========
      Exercisable at December 31, 1995......................  2,261,327          0.40
                                                              =========
      Exercisable at December 31, 1996......................  2,127,928          1.69
                                                              =========
      Exercisable at June 30, 1997..........................  1,851,971          6.16
                                                              =========

     The following table sets forth information regarding stock options outstanding at December 31, 1996 under all plans:

                                                          WEIGHTED AVERAGE   WEIGHTED AVERAGE
               RANGE OF        NUMBER       WEIGHTED         REMAINING        EXERCISE PRICE
NUMBER OF      EXERCISE      CURRENTLY      AVERAGE       CONTRACTUAL LIFE    FOR CURRENTLY
 OPTIONS        PRICES       EXERCISABLE EXERCISE PRICE       (YEARS)          EXERCISABLE
----------  ---------------  ----------  --------------   ----------------   ----------------
324,800...    $0.05-0.06        324,800      $ 0.05              1.1              $ 0.05
384,000...       0.10           384,000        0.10              3.3                0.10
28,000....     0.25-0.35             --        0.29              5.8                  --
76,800....       0.45            15,200        0.45              7.0                0.45
59,656....       0.76            27,718        0.76              9.9                0.76
985,414...     0.85-0.90        975,874        0.90              7.8                0.90
39,450....     1.75-2.55         11,650        2.25              7.6                2.28
197,185...     2.95-4.22        187,185        3.32              8.9                3.34
23,252....       6.62            23,252        6.62              9.2                6.62
546,000...    9.97-14.31        178,249       10.26              8.6               10.27
1,315,600..   24.30-35.63            --       27.91              9.3                  --
742,300...    38.00-44.21            --       40.34              9.7                  --
 ---------                    ---------
4,722,457..   0.05-44.21      2,127,928       15.71              7.8                1.69
 =========                    =========

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

ACCOUNTING FOR STOCK OPTIONS

     For certain options and stock awards granted in 1994, 1995, 1996 and 1997, the Company is recognizing compensation expense based on the excess of fair market value over the option exercise or award prices at dates of grant. Compensation is being recognized ratably over the vesting periods.

     On April 1, 1996 and April 24, 1996, options to purchase 200,000 shares and 38,900 shares of common stock were granted at exercise prices of $24.30 and $38.20, respectively, subject to stockholder approval of an amendment to the 1994 Plan increasing the number of shares available for grant to 4,820,000 shares. On May 22, 1996, the stockholders approved the amendment to the 1994 Plan.

     For options granted prior to April 1, 1996, because approval of the stockholders was required and considered perfunctory, the Company measured compensation expense on the date of grant by the Board of Directors or the Compensation Committee of the Board of Directors. As a result of discussions with the Staff of the Securities and Exchange Commission, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change resulted in an aggregate compensation expense of approximately $4,500 relating to the April 1, 1996 and April 24, 1996 option grants, which the Company is recognizing over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by $667 in the year ended December 31, 1996. Total compensation expense relating to certain options and stock awards amounted to $48, $181 and $1,167 for the years ended December 31, 1994, 1995 and 1996, respectively, and $166 and $621 for the six months ended June 30, 1996 and 1997, respectively.

     PRO FORMA DISCLOSURE -- Had the Company recognized compensation costs for the employee and director stock option and purchase plans based on the fair value for awards under those plans after January 1, 1995, in accordance with SFAS No. 123 "Accounting for Stock Based Compensation," net income and net income per share would have been as follows:

                                                                     YEARS ENDED
                                                                     DECEMBER 31,
                                                                  ------------------
                                                                   1995       1996
                                                                  ------     -------
        Net income
          As reported...........................................  $7,450     $13,175
          Pro forma.............................................   7,026      10,745
        Net income per share
          As reported...........................................   $0.22       $0.34
          Pro forma.............................................    0.21        0.28

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

     The fair values used to compute pro forma net income and net income per share were estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                        YEARS ENDED
                                                                       DECEMBER 31,
                                                                      ---------------
                                                                      1995       1996
                                                                      ----       ----
        STOCK OPTION PLANS
          Risk-free interest rate...................................   6.0%       6.0%
          Expected life of option grants (years)....................   4.4        4.4
          Expected volatility of underlying stock...................  57.5%      57.5%
          Expected dividend payment rate............................   0.0%       0.0%
          Expected forfeiture rate..................................   4.1%       4.1%
        EMPLOYEE STOCK PURCHASE PLAN
          Risk-free interest rate...................................   5.9%       5.2%
          Expected life of option grants (years)....................   0.5        0.5
          Expected volatility of underlying stock...................  57.5%      57.5%
          Expected dividend payment rate............................   0.0%       0.0%

The weighted average fair value of stock options granted, calculated using the Black-Scholes option-pricing model, was $2.74 and $15.67 during the years ended December 31, 1995 and 1996, respectively. The weighted fair value of stock options granted under the Purchase Plan, calculated using the Black-Scholes option-pricing model was $6.72 and $25.26 during 1995 and 1996, respectively.

6.  INCOME TAXES

     The provision for income taxes consisted of the following:

                                                              YEARS ENDED DECEMBER 31,
                                                            -----------------------------
                                                             1994       1995       1996
                                                            ------     ------     -------
    Current:
      Federal.............................................  $  882     $3,049     $ 7,359
      State...............................................     281        781         930
      Foreign.............................................     265        302         399
                                                            -------    -------    --------
              Total.......................................   1,428      4,132       8,688
    Deferred:
      Federal.............................................    (256)       (93)     (1,219)
      State...............................................     (15)       (26)       (174)
      Change in valuation allowance.......................     296       (869)         --
                                                            -------    -------    --------
              Total.......................................      25       (988)     (1,393)
    Tax benefit from exercise of stock options:
      Federal.............................................      --        179       3,452
      State...............................................      --         46         250
                                                            -------    -------    --------
              Total.......................................      --        225       3,702
                                                            -------    -------    --------
    Total.................................................  $1,453     $3,369     $10,997
                                                            =======    =======    ========

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

     Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                  YEARS ENDED DECEMBER
                                                                           31,
                                                                 -----------------------
                                                                  1995            1996
                                                                 -------         -------
    Deferred tax assets (liabilities) -- current:
      Marketable securities....................................  $(6,877)        $(2,319)
      Deferred revenue.........................................       98             854
      Allowance for doubtful accounts..........................      293             211
      Compensation.............................................      146             205
      Inventory reserves.......................................       66              66
      Warranty obligation......................................       42              42
      Commissions..............................................       80              42
      Net operating loss carryforwards.........................       81              --
      Other....................................................      (28)             67
                                                                 -------         -------
    Net deferred tax liabilities -- current....................  $(6,099)        $  (832)
                                                                 =======         =======
    Deferred tax assets (liabilities) -- non current:
      Acquisition of technology................................      249             733
      Compensation.............................................       --             326
      Capitalized software development costs...................      (89)            (79)
      Net operating loss carryforwards.........................       --              32
      Other....................................................      254              14
                                                                 -------         -------
    Net deferred tax assets -- non current.....................  $   414         $ 1,026
                                                                 =======         =======

     A reconciliation between the statutory and effective income tax rates follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1994      1995      1996
                                                                 -----     -----     -----
    Statutory tax rate.........................................   34.0%     34.0%     35.0%
    State income taxes net of federal benefit..................   10.5       5.4       3.2
    Merger expenses............................................     --        --       8.3
    Foreign income taxes.......................................  (13.0)     (0.3)      0.3
    Change in valuation allowance..............................   16.5      (8.8)       --
    Foreign expenses without tax benefit.......................    8.5        --        --
    Other......................................................   (2.3)      0.8      (1.3)
                                                                 -----     -----     -----
    Effective income tax rate..................................   54.2%     31.1%     45.5%
                                                                 =====     =====     =====

     The income tax provision for the six months ended June 30, 1996 and 1997 is based upon the estimated effective tax rates of 36.6% and 37.5%, respectively, for the full years.

     Cash payments for income taxes were approximately $1,323, $4,140 and $8,384 for 1994, 1995 and 1996, respectively, and $3,801 and $7,099 for the six months ended June 30, 1996 and 1997, respectively.

7.  RETIREMENT AND SAVINGS PLAN

     The Company has a 401(k) retirement and savings plan (the "Plan") established in 1986 covering substantially all domestic employees. The Plan allows each participant to defer up to 15% of annual earnings up to an amount not to exceed an annual statutory maximum. Subject to the

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES approval of the Board of Directors on an annual basis, the Company may make, at its discretion, profit-sharing contributions and/or match employee deferrals. At December 31, 1995 and 1996, the Company had accrued, and the Board of Directors had approved, profit-sharing contributions approximating $78 and $305, respectively. The Board of Directors also approved for 1995 and 1996 matching contributions in an amount equal to one-third of the employee deferrals up to 6% of annual earnings (or a total of 2%), subject to certain eligibility requirements. Matching contributions amounted to $88, $112 and $261 for 1994, 1995 and 1996, respectively.

8.  COMMITMENTS

     The Company leases office facilities and automobiles under non-cancelable operating leases expiring through 2006. Future minimum rental payments are as follows for years ending December 31:

            1997........................................................  $2,306
            1998........................................................   2,126
            1999........................................................   2,025
            2000........................................................   1,256
            2001........................................................   1,300
            Balance thereafter..........................................   5,934

     Net rent expense for 1994, 1995 and 1996 was approximately $618, $1,026 and $2,004, respectively, and for the six months ended June 30, 1996 and 1997 was approximately $788 and $1,359, respectively. Rent collected from a sublease of the Company's former headquarters was $0, $0 and $108 in 1994, 1995 and 1996, respectively, and $0 and $216 for the six months ended June 30, 1996 and 1997, respectively.

     During 1996, the Company issued an unsecured irrevocable standby letter of credit in the amount of $750 to the landlord of its corporate headquarters in lieu of a security deposit.

     As of June 30, 1997, DynaSoft had approximately $673 due to a bank. The amount, payable upon demand, bears interest at 13% and is included in accrued expenses and other.

     In December 1994, the Company entered into an agreement with Progress Software Corporation ("Progress Software"), a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties under the Progress Software agreement in the fourth quarter of 1995 as a result of the commercial introduction of ACE/Server v2.0 in October 1995. The Company renewed this agreement in November 1996, and at December 31, 1996, the Company had prepaid $1,040 under this agreement. In the first quarter of 1997, in accordance with the terms of the agreement, and in order to obtain favorable pricing, the Company prepaid a further $2,500.

     RSA has a license for cryptographic communication technology and devices from the Massachusetts Institute of Technology ("MIT") which granted to RSA, through September 2000, an exclusive right to use, lease or sell technology, subject to payment of royalties.

     Royalty expense was $118, $706 and $2,009 for 1994, 1995 and 1996, respectively, and $1,047 and $2,370 for the six months ended June 30, 1996 and 1997, respectively.

             SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

9.  SEGMENT INFORMATION

     The Company operates in only one industry segment. Export sales are summarized as follows:

                                                                                    SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,             JUNE 30,
                                                 -----------------------------     ------------------
                                                  1994       1995       1996        1996       1997
                                                 ------     ------     -------     ------     -------
    Europe.....................................  $2,005     $5,116     $11,616     $4,963     $ 9,205
    Canada.....................................   1,230      2,772       4,511      2,038       3,636
    Asia/Pacific...............................     176        571       2,518        921       2,574
    Latin America..............................      --         --         198         --         204
                                                 ------     ------     -------     ------     -------
                                                 $3,411     $8,459     $18,843     $7,922     $15,619
                                                 ======     ======     =======     ======     =======

10.  LITIGATION

     THE CYLINK SETTLEMENT -- Since 1994, RSA had been involved in arbitration and litigation proceedings (collectively, the "Litigation") relating, among other things, to (i) the validity of a U.S. patent (the "RSA/MIT Patent") developed at MIT and licensed to RSA; (ii) the rights of Cylink Corporation ("Cylink") and its subsidiary Caro Kann Corporation ("CKC"), competitors of RSA, to use and sub-license the RSA/MIT Patent; (iii) the validity and scope of certain U.S. patents (the "Stanford Patents") which cover Cylink's fundamental encryption technology and have been licensed to Cylink by the Board of Trustees of the Leland Stanford Junior University; and (iv) the liability, if any, of RSA for infringing or contributing to the infringement of the Stanford Patents. On December 31, 1996, RSA, Cylink and CKC entered into a comprehensive settlement relating to the Litigation. As part of the settlement, (a) the parties agreed to dismiss all claims relating to the Litigation, (b) Cylink granted to RSA all necessary rights to the Stanford Patents and (c) RSA granted to Cylink a license to RSA's cryptographic software toolkit.

     THE ACTIVCARD SETTLEMENT -- In December 1995, the Company, together with co-plaintiff Vasco Data Security, Inc. ("Vasco"), filed suit in the U.S. District Court for the Northern District of California against ActivCard, Inc. and ActivCard S.A. (together, "ActivCard") alleging infringement of certain patents of the Company and Vasco that collectively cover a range of technology used to secure data access. The suit sought monetary damages and an injunction against further infringement. In February 1996, in response to the Company's repeated infringement allegations and prior to the serving of the Company's complaint on ActivCard, ActivCard filed a complaint against the Company in the same court seeking a declaratory judgment of non-infringement, invalidity and unenforceability of the Company's patents asserted in the suit brought with Vasco. In October 1996, Vasco, the Company and ActivCard entered into a settlement agreement with respect to this litigation. Pursuant to the terms of the settlement agreement, the Company and Vasco agreed to dismiss with prejudice their claims against ActivCard and ActivCard similarly agreed to dismiss with prejudice its claims against the Company and Vasco. In connection with this settlement, ActivCard agreed to license certain patents from the Company and Vasco.

     The Company has been named as a defendant in other legal actions arising from its normal business activities. The Company carries insurance against liability for certain types of risks. Although the amount of liability that could result from any litigation cannot be predicted, in the opinion of management, after consulting with legal counsel, the Company's potential liability on all known claims would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

11.  RELATED PARTY TRANSACTIONS

     A stockholder provides consulting services to the Company and received $81, $91 and $97 in 1994, 1995 and 1996, respectively, and $41 and $56 during the six months ended June 30, 1996 and 1997, respectively. As of June 30, 1997, DynaSoft had approximately $25 due to a stockholder payable upon demand.

                       ENTERPRISE-WIDE SECURITY SOLUTIONS

[Narrative description of graphic material omitted in electronically filed document:

Photograph of the Company's SecurID Key Fob, SecurID PINPAD and SecurID Card.]

 The Company's SecurID tokens include its SecurID Card, its SecurID Key Fob and its SecurID
  PINPAD Card. Used in conjunction with the Company's Ace/Server software, the
                                    SecurID
    tokens provide security solutions for a variety of enterprise computing environments.

======================================================

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   13
Price Range of Common Stock and
  Dividend Policy.....................   13
Capitalization........................   14
Selected Supplemental Consolidated
  Financial Data......................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   29
Management............................   44
Selling Stockholders..................   47
Underwriting..........................   49
Legal Matters.........................   50
Experts...............................   51
Available Information.................   51
Incorporation of Certain Documents by
  Reference...........................   52
Index to Supplemental Consolidated
  Financial Statements................  F-1

======================================================

======================================================


                  3,000,000 SHARES

              [SECURITYDYNAMICS LOGO]

                    COMMON STOCK

                --------------------
                     PROSPECTUS
                --------------------

                   BT ALEX. BROWN

           BANCAMERICA ROBERTSON STEPHENS

                  COWEN & COMPANY


                  OCTOBER 16, 1997

======================================================